UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 30, 2015 announcing Turkcell’s Second Quarter 2015 results and Q2 2015 IFRS Report.

1

Second Quarter 2015 Results

Content
HIGHLIGHTS
COMMENTS FROM THE CEO, KAAN TERZIOGLU	4

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2015
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	10

TURKCELL INTERNATIONAL
ASTELIT	11
BeST	12
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A - Mobile Interconnect Revenues and Costs of Turkcell Turkey	17

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell Turkey only figures. As previously announced, starting from Q115, “Turkcell Turkey” comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only mobile businesses). The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2015 refer to the same item as at June 30, 2014. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2015, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the second quarter of 2014, and first and second quarters of 2015, both in TRY and US$, is based on IFRS figures.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

•	Year-on-year and quarter-on-quarter changes appearing in this press release reflect mathematical calculation.

2

Second Quarter 2015 Results

HIGHLIGHTS OF THE SECOND QUARTER OF 2015

•	In the second quarter, Turkcell Turkey and Turkcell Group recorded their historically highest second quarter revenue, EBITDA and net income.

•
Turkcell Turkey, accounting for 92% of Group revenues, grew by 9.2% to TRY2,835 million (TRY2,595 million) with an increased EBITDA margin of 32.3% (31.5%) driven by strong mobile and fixed broadband revenues as well as mobile services.

•
Turkcell International revenues, generating 7% of Group revenues fell 23.6% to TRY205 million (TRY268 million), heavily impacted by year-on-year currency devaluation in Ukraine and Belarus. While the EBITDA margin improved to 27.2% (23.9%), the quarterly appreciation of the Hryvnia led to TRY109 million net income.

•	Overall, in line with our plan, Group revenues grew by 5.8% year-on-year, to TRY3,093 million (TRY2,923 million).

•
Group EBITDA1 rose by 9.7% to TRY995 million (TRY907 million), while the EBITDA margin rose to 32.2% (31.0%) on the back of better operational expense management supported by our new customer acquisition strategy, focused on higher value generation.

•
Group net income grew by 44.6% to TRY712 million (TRY492 million) with the increasing operational strength of Turkcell Turkey, coupled with the positive impact of currency movements in Ukraine and Turkey operations.

•
On June 26, 2015, we announced the acquisition of the remaining 44.96% stake in Astelit for USD100 million, which was completed on July 10, 2015. Having full control of the business should enable us to manage it more effectively with a view to solidifying its market position, ultimately enhancing its contribution to the Group.

-
Further, Astelit’s debt has been restructured, and the loan portfolio from financial instiutions has fallen to a more healthy level of UAH3.6 billion2 (US$163 million). Astelit’s debt denominated fully in local currency, lifts the potential impact of foreign exchange movements.

(1)	EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2)	UAH/US$ rate is assumed 22.00
(*)For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2015 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

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Second Quarter 2015 Results

COMMENTS FROM CEO, KAAN TERZIOGLU

“In the second quarter of 2015, Turkcell Turkey’s revenues, accounting for 92% of total Group revenues, increased 9.2% on the back of mobile and fiber broadband as well as mobile services. Meanwhile, Turkcell International revenues, accounting for 7% of total Group revenues, declined by 23.6% in TRY terms due to yearly currency devaluation in Ukraine and Belarus, while grew by 2.8% excluding movements in foreign exchange rates.

On a consolidated basis, revenues reached TRY3,093 million on 5.8% growth, while EBITDA rose 9.7% to TRY995 million. The EBITDA margin increased by 1.2 percentage points to 32.2%. Group net income amounted to TRY712 million on 44.6% growth as a result of strong operational performance and translation gains recorded. Thus, like Turkcell Turkey, Turkcell Group recorded its historically highest second quarter revenue, EBITDA and net income.

Overall, the first half of 2015 was in line with our expectations. Based on current market conditions, we maintain our full year guidance, including targeted revenue growth of 6% - 9% and an EBITDA margin targeted to be within the 31% - 32% range.

In the first half of the year, we have taken significant steps with regards to our priorities communicated earlier in order to increase shareholder value.

Firstly, we shifted to a new organizational structure with the aim of increasing efficiency and simplification in our business processes, as well as strengthening our position as a provider of integrated communication and telecommunication services. In this regard, the sixteen chief executive roles that reflected our previous segmented mobile operator identity, are now reorganized into eight functions that embody our integrated player vision. Through our merged sales channels and integrated technical platform, we have generated efficiencies. Meanwhile, customer services have become a separate focus area.

Secondly, Turkcell Turkey has positioned itself as an integrated player in the total telecommunication market in line with our new strategic priorities. Accordingly, our addressable market is now larger by 56% in terms of revenues. Going forward, we will monitor our market share in terms of total telecom revenues instead of mobile only revenues, or subscribers. In this regard, positioned as the second player, our priority will be to increase our 35.6% revenue share within this market through differentiating our services and solutions, while remaining attuned to profitability.

In this regard, we have increased our focus on valuable customers. We have enlarged our share of the fiber market to 53% through superior customer services, and maintained our market leader role. Our TV customers increased by 40 thousand for the period in line with our full year targets. Moreover, as part of our T-series which has reached unit sales of 2 million to date, we launched our affordable 4G enabled smartphone, T60. We have geared up in the personal cloud market by increasing tenfold the capacity of our “Smart Storage”, the most widely used personal cloud service in Turkey. Additionally, while BİP downloads have exceeded 1.5 million, over 60 million songs were listened to through Turkcell Müzik in the quarter.

Thirdly, we acquired the remaining 44.96% stake in Astelit for USD100 million in order to strengthen our regional position, to reach a larger customer base that will create economies of scale and to increase its contribution to the Group. With this acquisition, we have increased our flexibility in building more effective strategies to increase the return on investment in Ukraine. Moreover, we have restructured Astelit’s debt, which has long been an issue. Accordingly, Astelit now has a healthy balance sheet by drawing down the debt in local currency and at the level of around two times its EBITDA. As a result of this restructuring, we have eliminated the potential foreign exchange risk in relation to Astelit’s debt and its impact on Group net income. On the operational front, we started providing 3G services to 2.7 million subscribers within a very short period of time following the launch on June 4.

Going forward, our key priorities will be to strengthen our position in the Turkish telecommunication market as an integrated player, to evaluate M&A opportunities and our options with regards to our subsidiaries and to solidify our Group balance sheet structure. Further, the expected spectrum tender will be among our top agenda items.

We would like to congratulate all our stakeholders for their contribution to our success and extend our thanks to our Board of Directors for their support.”

(*) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2014 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

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Second Quarter 2015 Results

OVERVIEW OF TURKCELL TURKEY

In the second quarter, the telecom market in Turkey grew by 9.3%* in terms of revenues, and Turkcell Turkey performed in line. Mobile and fixed broadband and services have been the key growth drivers, reflecting ever rising demand coupled with seasonally higher consumption.

In this environment, Turkcell Turkey has continued to improve its financial and operational performance as an integrated player. Generating 92% of Group revenues, Turkcell Turkey grew 9.2% on the back of 9.9% higher consumer revenues and 8.6% increased corporate revenues. Both mobile and fixed broadband, as well as our services and solutions, contributed to the growth of these segments. On the mobile side, our postpaid subscriber base displayed healthy growth with 334 thousand quarterly net additions, reaching 15.9 million and constituting 46.7% (41.9%) of the total base. Helped by this improved subscriber mix as well as higher data consumption, mobile blended ARPU grew by 8.6% to TRY24.0 (TRY22.1). Data consumption per user, which has reached 1.4GB on 14% quarterly growth, was supported by the rise in number of smartphone users on our network to 13.8 million. With 547 thousand quarterly net additions, smartphone penetration increased to 45%. Our new T-series phone, T60, which stands out for its user friendly features at an affordable price relative to its benchmarks, has also contributed to this penetration figure. Meanwhile, we sustained our focus on leveraging our wide range of services and solutions. Our instant messaging service, BİP, has been downloaded more than 1.5 million times to date, increasing its popularity. While Turkcell Müzik users doubled the number of songs they played to 60 million during the quarter, our renewed “Smart Storage” service with over 840 thousand active users has become the most widely used personal cloud service in Turkey.

Meanwhile, Turkcell Turkey’s broadband business continued its strong customer acquisition on a solid ARPU performance. Our fiber and ADSL customers in total have exceeded 1.3 million, supported by our expanding fiber network, outperforming sales force and customer care efforts.  In fiber, we, yet again, gained the highest quarterly net additions of 42 thousand in the market, strengthening our market leader position and increasing our share to 53%. In addition, the continued growth momentum in ADSL resulted in 32 thousand quarterly net additions. Moreover, the Turkcell TV platform, which successfully continued its user penetration growth, reaching nearly 140 thousand customers (~210 thousand including mobile TV and web users) on 40 thousand quarterly additions, has increased our triple play ratio to 16% in our total fiber subscriber base. In total overall, fixed residential ARPU reached TRY47.9.

Turkcell Group Guidance**:

The overall performance of Turkcell Group in the first half has been in line with our plans. Accordingly, on the basis of current market conditions, we maintain our full year revenue growth guidance target of 6% - 9% and EBITDA margin targeted within the 31% - 32% range for 2015.

(*) Includes the growth of Turk Telekom, Vodafone Turkey and Turkcell Turkey revenues

(**) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2014 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

5

Second Quarter 2015 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2015

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2015 in TRY terms. Selected financial information presented in this press release for the second quarter of 2014, and the first and second quarters of 2015, both in TRY and US$ is based on IFRS figures.

Selected financial information presented in this press release for the second quarter of 2014, and the first and second quarters of 2015, both in TRY and in US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q214	Q115	Q215	y/y %	q/q %
Total Revenue	2,923.0	2,978.2	3,092.9	5.8%	3.9%
Direct cost of revenues1	(1,789.2)	(1,828.6)	(1,898.3)	6.1%	3.8%
Direct cost of revenues1/revenues	(61.2%)	(61.4%)	(61.4%)	(0.2pp)	-
Depreciation and amortization	(386.2)	(394.3)	(409.5)	6.0%	3.9%
Gross Margin	38.8%	38.6%	38.6%	(0.2pp)	-
Administrative expenses	(135.8)	(140.8)	(150.4)	10.8%	6.8%
Administrative expenses/revenues	(4.6%)	(4.7%)	(4.9%)	(0.3pp)	(0.2pp)
Selling and marketing expenses	(477.2)	(476.3)	(458.9)	(3.8%)	(3.7%)
Selling and marketing expenses/revenues	(16.3%)	(16.0%)	(14.8%)	1.5pp	1.2pp
EBITDA2	907.0	926.8	994.8	9.7%	7.3%
EBITDA Margin	31.0%	31.1%	32.2%	1.2pp	1.1pp
EBIT3	520.8	532.5	585.3	12.4%	9.9%
Net finance income / (expense)	46.6	(483.4)	397.1	752.1%	(182.1%)
Finance expense	(211.3)	(735.7)	221.9	(205.0%)	(130.2%)
Finance income	257.9	252.3	175.2	(32.1%)	(30.6%)
Share of profit of associates	73.8	94.8	94.0	27.4%	(0.8%)
Other income / (expense)	(92.0)	(53.0)	(123.4)	34.1%	132.8%
Monetary gains / (losses)	60.0	-	-	-	-
Non-controlling interests	49.6	284.4	(100.5)	(302.6%)	(135.3%)
Income tax expense	(166.5)	(234.2)	(140.5)	(15.6%)	(40.0%)
Net Income	492.3	141.1	712.0	44.6%	404.6%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue grew by 5.8% year-on-year to TRY3,093 million (TRY2,923 million).

Turkcell Turkey revenues increased to TRY2,835 million (TRY2,595 million) on 9.2% growth, mainly driven by 9.9% growth in consumer segment revenues to TRY2,206 million (TRY2,008 million) and an 8.6% rise in corporate segment revenues to TRY550 million (TRY507 million). The performance of key revenue drivers were as follows:

6

Second Quarter 2015 Results

•	Consumer and Corporate revenues in total rose by 9.6% to TRY2,756 million (TRY2,514 million).

-	Voice revenues fell by 4.2% to TRY1,467 million (TRY1,532 million), reflecting the market trend.

-
Data revenues rose by 42.2% to TRY871 million (TRY613 million) on the back of 47.2% mobile broadband and 30.1% fixed broadband revenue growth which have been positively impacted by increased smartphone penetration, higher user number and the rise in data consumption.

-
SMS, Services and Solutions revenues grew by 9.6% to TRY295 million (TRY269 million) driven by 48.9% increase in services revenues despite the continued down-fall in SMS revenues by 15.3%, reflecting global trends.

-	Other revenues mainly comprising our retail and call center revenues grew by 22.0% to TRY122 million (TRY100 million).

•	Wholesale revenues remained almost stable at TRY92 million (TRY93 million).

Turkcell International revenues contracted by 23.6% to TRY205 million (TRY268 million), mainly due to year-on-year currency devaluation in Ukraine and Belarus, while grew by 2.8% excluding movements in foreign exchange rates.

Other subsidiaries1 revenues, mainly comprised of our information and entertainment services revenues, fell by 11% to TRY54 million (TRY60 million).

Operational expenses:

This quarter, despite the increase in direct cost of revenues, with the improvement in sales and marketing expenses, there was an overall improvement in operational expenses as a percentage of revenues.

Direct cost of revenues as a percentage of revenues rose to 61.4% (61.2%), driven by the rise in various cost items which more than offset the decrease in interconnect costs (0.8pp) as a percentage of revenues.

Meanwhile, better operational expense management led to decreased selling and marketing expenses by 1.5pp to 14.8% (16.3%) with the decline in selling expenses (0.7pp), marketing expenses (0.4pp) and other cost items (0.4pp).

EBITDA* grew by 9.7% to TRY995 million (TRY907 million) year-on-year leading to an EBITDA margin improvement of 1.2pp to 32.2% (31.0%) driven by better operational expense management.   Accordingly, selling and marketing expenses declined by 1.5pp more than offsetting the increase in administrative expenses by 0.3pp and direct cost of revenues (excluding depreciation and amortization) by 0.1pp as a percentage of revenues.

The EBITDA of Turkcell International fell by 12.9% to TRY56 million (TRY64 million) due to the negative impact of currency devaluation in Ukraine and Belarus on a year-on-year basis. The EBITDA of Other subsidiaries1 declined by 5.4% to TRY25 million (TRY26 million).

Net finance income of TRY397 million (TRY47 million) was recorded in Q215. This was mainly driven by the translation gains of TRY261 million registered in Q215 as opposed to translation losses of TRY165 million in Q214 despite the decline in interest earned on time deposits to TRY62 million (TRY173 million).

7

Second Quarter 2015 Results

Higher translation gains mainly driven by positive quarterly currency movement impact from Ukraine operations as UAH appreciated quarterly 10% against US$ and Turkey operations due to our foreign currency cash position as TRY depreciated 3% against US$.

(*)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

(1)Other subsidiaries mainly comprise our information and entertainment services business and interbusiness eliminations.

Table: Translation gain and loss details

Million TRY	Q214	Q115	Q215
Turkcell Turkey	(20.1)	308.2	96.6
Turkcell International	(144.5)	(1,008.2)	164.3
Other Subsidiaries	(0.1)	1.7	0.2
Turkcell Group	(164.7)	(698.3)	261.1

Income tax expense details in Q215 are presented in the table below:

Million TRY	Q214	Q115	Q215	y/y %	q/q %
Current Tax expense	(165.6)	(251.9)	(145.2)	(12.3%)	(42.4%)
Deferred Tax income/expense	(0.9)	17.7	4.7	(622.2%)	(73.4%)
Income Tax expense	(166.5)	(234.2)	(140.5)	(15.6%)	(40.0%)

Net income rose by 44.6% to TRY712 million (TRY492 million) year-on-year mainly driven by increased EBITDA and positive impact of quarterly currency movements in Ukraine and Turkey operations. Meanwhile, we recorded a lower interest income on time deposits with the decrease in cash balance post dividend payment and booked no monetary gain in Q215 as we ended inflationary accounting in Belarus starting from Q115.

Translation gain of TRY261 million in Q215 had a positive impact of TRY132 million on net income, while translation losses of TRY165 in Q214 had negative net income impact of TRY113 after accounting for minority share and income tax.

Net income was impacted by one-off items both in Q215 and Q214. One-off items having a total impact of TRY80 million in Q215 were mainly related to payments regarding commercial agreement terminations. In Q214, one-off items which amounted to TRY119 million, included administrative fines imposed by the Ministry of Industry and Trade in relation to service subscriptions and content sales, and by the Competition Board regarding vehicle tracking systems, as well as reimbursement in relation to the ICTA regulation on limited usage services.

Total debt as of June 30, 2015 decreased to TRY4,014.2 million (US$1,494.3 million) from TRY4,127.3 million (US$1,581.2 million) as of March 31, 2015 in consolidated terms. Turkcell Turkey’s debt balance was TRY861.5 million (US$320.7 million), of which TRY254.7 million (US$94.8 million) was denominated in US$. The debt balance of Ukraine (including intra-group debt) was TRY2,349.7 million (US$874.7 million). Belarus had a debt balance of TRY1,847.3 million (US$687.7 million).

8

Second Quarter 2015 Results

TRY3,056.2 million (US$1,137.7 million) of our consolidated debt is at a floating rate, while TRY3,402.4 million (US$1,266.6 million) will mature within less than a year. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY957.4 million in Q215, of which TRY683.3 million was related to Turkcell Turkey, and TRY263.8 million to Turkcell International. The cash flow item noted as “other” included cash inflows of TRY333 million mainly relating to net working capital and cash outflow of TRY218 million comprised of corporate tax payment of Turkcell Iletisim.

Consolidated Cash Flow (million TRY)	Q214	Q115	Q215
EBITDA1	907.0	926.8	994.8
LESS:
Capex and License	(314.0)	(755.5)	(957.4)
Turkcell Turkey	(296.5)	(343.9)	(683.3)
Turkcell International2	(16.4)	(408.4)	(263.8)
Other Subsidiaries3	(1.1)	(3.2)	(10.3)
Net interest Income/ (expense)	211.2	214.9	136.0
Other4	(915.3)	(1,290.6)	114.6
Net Change in Debt	38.9	46.3	(239.0)
Cash generated	(72.2)	(858.0)	49.0
Cash balance before dividend payment	7,916.9	8,173.8	8,222.8
Dividend paid	-	-	(3,925.0)
Cash balance after dividend payment	-	-	4,297.8

(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) The impact from the movement of reporting currency (TRY) against US$ is included in this line.
(3) Other subsidiaries comprise our information and entertainment services business and interbusiness eliminations.
(4) Other item in Q214 mainly included cash outflows of advance payments for fixed asset purchases (TRY341 million), corporate tax payment of Turkcell Iletisim (TRY129 million), payments for fines imposed (TRY98 million) and other items (TRY347 million) mainly relating to net working capital
Other item in Q115 included cash outflows in relation to change in corporate tax payment of Turkcell Iletisim (TRY132 million), frequency usage fee payment (TRY495 million) and other items (TRY663 million) which is mainly related to net working capital.

9

Second Quarter 2015 Results

Operational Review in Turkey

Summary of Operational data	Q214	Q115	Q215	y/y %	q/q %
Number of mobile subscribers (million)	34.6	34.3	34.0	(1.7%)	(0.9%)
Postpaid	14.5	15.5	15.9	9.7%	2.6%
Prepaid	20.1	18.7	18.1	(10.0%)	(3.2%)
Mobile ARPU (Average Monthly Revenue per User), blended (TRY)	22.1	22.7	24.0	8.6%	5.7%
Postpaid	36.8	36.9	38.0	3.3%	3.0%
Prepaid	11.8	11.3	12.2	3.4%	8.0%
Mobile ARPU (Average Monthly Revenue per User), blended (US$)	10.4	9.2	9.1	(12.5%)	(1.1%)
Postpaid	17.3	15.0	14.3	(17.3%)	(4.7%)
Prepaid	5.6	4.6	4.6	(17.9%)	-
Mobile Churn (%)	8.1%	7.7%	8.0%	(0.1pp)	0.3pp
Mobile MOU (Average Monthly Minutes of usage per subs)blended	279.5	275.7	302.0	8.1%	9.5%
Number of fixed subscribers (thousand)	1,031.7	1,271.6	1,345.5	30.4%	5.8%
Fiber	652.5	776.1	817.6	25.3%	5.3%
ADSL	379.2	495.5	528.0	39.2%	6.6%
Fixed Residential ARPU, blended (TRY)	47.0	47.1	47.9	1.9%	1.7%

Mobile business KPIs:

Mobile subscribers of Turkcell Turkey declined by 290 thousand to 34.0 million during the quarter due to losses in the more price-sensitive prepaid segment. Meanwhile, we registered 334 thousand postpaid net additions due mainly to our value propositions and pre to post switch focus. Accordingly, the share of postpaid subscribers in our total subscriber base has reached 46.7% (41.9%).

Churn rate refers to voluntarily and involuntarily disconnected subscribers. Our churn rate was 8.0% (8.1%) in Q215.

ARPU rose by 8.6% to TRY24.0 (TRY22.1) in Q215 on increased mobile broadband usage, increased demand for mobile services and higher postpaid customer base.

MoU rose by 8.1% year-on-year to 302.0 minutes driven mainly by higher package utilization. 9.5% quarter-on-quarter increase of MOU was driven by seasonality.

Fixed business KPIs:

Fixed subscribers of Turkcell Turkey exceeded 1.3 million driven by the expansion of our fiber and ADSL customer base. We continued to reap the benefits of our network investments as well as sales and customer service efforts as we registered 42 thousand fiber and 32 thousand ADSL customer net additions quarterly. Meanwhile, our fiber network increased to 34.2 thousand km with home passes exceeding 2.2 million.

Fixed Residential ARPU improved by 1.9% to TRY47.9 (TRY47.0) in Q215.

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Second Quarter 2015 Results

TURKCELL INTERNATIONAL

Astelit continued to pursue its operations in a tough macroeconomic environment. While 10% appreciation of the local currency against US$ during the quarter allowed Astelit to register translation gains, devaluation on a year-on-year basis led to a decline in its contribution to Group revenues.

Astelit maintained its growth momentum in local currency terms posting 11.9% revenue growth and increasing its EBITDA margin to 30.2% year-on-year on the back of increased customer base and retail prices. In Turkish Lira terms, revenues declined by 24.5% to TRY133 million (TRY177 million) and EBITDA declined by 21.1% to TRY40 million (TRY51 million). Meanwhile, Astelit recorded net income of TRY210 million (net loss of TRY127 million) with the contribution of translation gains registered in Q215.

Astelit’s three-month active subscriber base reached 10.6 million with 293 thousand quarterly net additions. Blended ARPU (3-month active) rose by 1.2% to UAH34.5 (UAH34.1) driven mainly by increased data consumption. The MoU (12-month active) fell by 9.5% to 152.8 minutes (168.8 minutes) due to changing consumer behavior in tough macroeconomic conditions.

Astelit launched its 3G services on June 4, merely three and a half months following the tender and became the first operator to offer a 3G+ network in Ukraine. Astelit offers 3G with three-carrier technology, allowing the fastest download speed of up to 63.3 Mbps achievable with this technology. At current, 3G+ is available to nearly 2.7 million subscribers. The rapid roll out of Astelit’s 3G service is proof of our commitment to the country.

As of July 10, 2015 we completed the acquisition of the remaining 44.96% stake in Astelit for a total consideration of US$100 million in order to manage our operations more effectively and consequently increase Astelit’s contribution to the Group. Following this transaction, we took the further step of converting a material portion of debt to equity and restructuring remaining debt in order to eliminate the foreign exchange risk associated with its US$ denominated debt and its potential impact on our consolidated financials. Accordingly, Astelit’s loan portfolio from financial institutions has become fully denominated in local currency and the remaining balance is UAH3.6 billion* (US$163 million).  We believe that this level, which is at around two times Astelit’s EBITDA, is optimal and will allow Astelit to manage its cash flow more efficiently.

Brief notes on restructuring:

Prior to restructuring, Astelit had outstanding debt of US$875 million. Within the framework of debt restructuring and 2015 working capital needs, Astelit’s capital has been increased by $686 million, Astelit utilized UAH2.7 billion (~US$125 million) loans under the guarantee of Turkcell and obtained a US$66 million subordinated loan directly from Turkcell. Of the total funds received by Astelit, around US$387 million has been used to pay intra-group liabilities. Once the debt restructuring is fully completed and associated payments to third party financial institutions are made, the total cash outflow at the Group level will be around US$300 million.

* UAH/USD rate is assumed as 22.00

11

Second Quarter 2015 Results

Astelit*	Q214	Q115	Q215	y/y %	q/q %
Number of subscribers (million)1	12.7	13.7	14.0	10.2%	2.2%
Active (3 months)2	9.5	10.3	10.6	11.6%	2.9%
MoU (minutes) (12 months)	168.8	155.9	152.8	(9.5%)	(2.0%)
ARPU (Average Monthly Revenue per User), blended (US$)	2.2	1.2	1.2	(45.5%)	-
Active (3 months) (US$)	3.0	1.7	1.6	(46.7%)	(5.9%)
Active (3 months) (UAH)	34.1	34.3	34.5	1.2%	0.6%
Revenue (million UAH)	961.0	1,059.0	1,075.6	11.9%	1.6%
Revenue (million TRY)	176.9	126.1	133.5	(24.5%)	5.9%
Revenue (million US$)	83.4	51.4	50.2	(39.8%)	(2.3%)
EBITDA (million UAH)	277.5	327.5	324.3	16.9%	(1.0%)
EBITDA (million TRY)	51.1	39.0	40.3	(21.1%)	3.3%
EBITDA (million US$)	24.1	15.9	15.2	(36.9%)	(4.4%)
EBITDA margin (UAH)	28.9%	30.9%	30.2%	1.3pp	(0.7pp)
EBITA margin (TRY)	28.9%	31.0%	30.2%	1.3pp	(0.8pp)
EBITDA margin (US$)	28.9%	31.0%	30.2%	1.3pp	(0.8pp)
Net income / loss (million UAH)	(677.8)	(5,630.0)	1,776.7	(362.1%)	(131.6%)
Net income / loss (million TRY)	(126.6)	(675.2)	209.6	(265.6%)	(131.0%)
Net income / loss (million US$)	(59.4)	(279.0)	79.5	(233.8%)	(128.5%)
Capex (million UAH)	75.4	3,621.6	1,530.1	n.m.	(57.8%)
Capex (million TRY)	12.0	403.2	255.3	n.m.	(36.7%)
Capex (million US$)	5.9	154.5	90.7	n.m.	(41.3%)

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Astelit, in which we held a 55% stake through Euroasia as of June 30, 2015, has operated in Ukraine since February 2005. Since July 10, 2015, we hold 100% stake in Astelit.

BeST’s financial performance continued to be impacted by the macroeconomic environment in Belarus. The local currency has further depreciated by 4% against US$ during the quarter leading to further translation losses.

In TRY terms, BeST’s revenues remained nearly flat at TRY34 million (TRY34 million) while its EBITDA improved to TRY0.8 million (TRY0.1 million) with an EBITDA margin of 2.2% (0.4%). In local currency terms revenue rose by 16.7% with the expanding three-month active subscriber base reaching 1.1 million.

BeST*	Q214	Q115	Q215	y/y %	q/q %
Number of subscribers (million)	1.3	1.4	1.4	7.7%	-
Active (3 months)	1.0	1.0	1.1	10.0%	10.0%
Revenue (billion BYR)	163.1	176.6	190.3	16.7%	7.8%
Revenue (million TRY)	34.5	30.0	34.1	(1.2%)	13.7%
Revenue (million US$)	16.3	12.2	12.9	(20.9%)	5.7%
EBITDA (billion BYR)	0.7	0.4	4.2	500.0%	950.0%
EBITDA (million TRY)	0.1	0.1	0.8	700.0%	700.0%
EBITDA (million US$)	0.1	0.0	0.3	200.0%	-
EBITDA margin (BYR)	0.4%	0.2%	2.2%	1.8pp	2.0pp
EBITDA margin (TRY)	0.4%	0.3%	2.2%	1.8pp	1.9pp
EBITDA margin (US$)	0.4%	0.0%	2.2%	1.8pp	2.2pp
Net loss (billion BYR)	(335.1)	(2,163.5)	(643.4)	92.0%	(70.3%)
Net loss (million TRY)	(67.2)	(378.5)	(115.0)	71.1%	(69.6%)
Net loss (million US$)	(32.3)	(160.5)	(43.0)	33.1%	(73.2%)
Capex (billion BYR)	16.2	20.2	22.3	37.7%	10.4%
Capex (million TRY)	3.0	3.6	3.9	30.0%	8.3%
Capex (million US$)	1.5	1.4	1.4	(6.7%)	-
(*) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008. As inflation accounting is ended starting from Q1’15, Q2’14 figures presented in the table are not inflation adjusted for comparative purposes.

12

Second Quarter 2015 Results

Fintur’s subscribers remained nearly flat during the quarter. Consolidated revenues of Fintur fell by 20.3% year-on-year basis, mostly driven by the decline in Kcell and Azercell revenues. Kcell revenues decreased due to increased competition, while Azercell revenue decline resulted from devaluation of the Azerbaijani Manat (AZN) against the US$. The contribution of Fintur to Group net income remained stable at US$35 million (US$35 million) year-on-year.

Fintur*	Q214	Q115	Q215	y/y %	q/q %
Subscribers (million) 1	18.1	17.8	17.8	(1.7%)	-
Kazakhstan	11.4	10.8	10.8	(5.3%)	-
Azerbaijan	3.9	4.2	4.2	7.7%	-
Moldova	0.8	0.9	0.9	12.5%	-
Georgia	1.9	1.9	2.0	5.3%	5.3%
Revenue (million US$)	468	387	373	(20.3%)	(3.6%)
Kazakhstan	274	233	231	(15.7%)	(0.9%)
Azerbaijan	144	113	101	(29.9%)	(10.6%)
Moldova	18	15	18	-	20.0%
Georgia	32	25	23	(28.1%)	(8.0%)
Fintur’s contribution to Group’s net income	35	38	35	-	(7.9%)

(1) TeliaSonera disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Sonera’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

Turkcell Group Subscribers

Turkcell Group mobile subscribers amounted to approximately 67.9 million as of June 30, 2015. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur.

Turkcell Group Subscribers	Q214	Q115	Q215	y/y %	q/q %
Turkcell	34.6	34.3	34.0	(1.7%)	(0.9%)
Ukraine	12.7	13.7	14.0	10.2%	2.2%
Fintur1	18.1	17.8	17.8	(1.7%)	-
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.3	1.4	1.4	7.7%	-
Turkcell Europe2	0.4	0.3	0.3	(25.0%)	-
Turkcell Group Mobile Subscribers* (million)	67.5	67.9	67.9	0.6%	-

Turkcell Group Fixed Subscribers (thousand)	1,031.7	1,271.6	1,345.5	30.4%	5.8%

(*) Turkcell Group mobile subscribers figure includes the subscriber figures of our non-consolidated subsidiaries.
(1) TeliaSonera disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with TeliaSonera’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.

13

Second Quarter 2015 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q214	Q115	Q215	y/y %	q/q %
US$ / TRY rate
Closing Rate	2.1234	2.6102	2.6863	26.5%	2.9%
Average Rate	2.1221	2.4633	2.6571	25.2%	7.9%
Consumer Price Index (Turkey)	2.1%	3.0%	1.7%	(0.4pp)	(1.3pp)
GDP Growth (Turkey)	2.3%	2.3%	n.a	n.a	n.a
US$ / UAH rate
Closing Rate	11.82	23.44	21.02	77.8%	(10.3%)
Average Rate	11.52	21.18	21.44	86.1%	1.2%
US$ / BYR rate
Closing Rate	10,200	14,740	15,346	50.5%	4.1%
Average Rate	10,035	14,528	14,801	47.5%	1.9%

14

Second Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors. Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell Group (million US$)	Q214	Q115	Q215	y/y %	q/q %
EBITDA	427.8	376.6	374.3	(12.5%)	(0.6%)
Income tax expense	(78.5)	(95.2)	(52.9)	(32.6%)	(44.4%)
Other operating income / (expense)	(45.1)	(3.4)	(66.5)	47.5%	n.m
Financial income / (expense)	28.4	3.7	4.2	(85.2%)	13.5%
Net increase / (decrease) in assets and liabilities	(169.2)	(571.5)	98.9	(158.5%)	(117.3%)
Net cash from operating activities	163.4	(289.8)	358.0	119.1%	(223.5%)

15

Second Quarter 2015 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2015 and our 4G and 3G development in Turkey and Ukraine, respectively. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2014 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is an integrated communication and technology services player in Turkey. Turkcell Group has approximately 67.9 million mobile subscribers in nine countries and over 1.3 million fixed subscribers in Turkey as of June 30, 2015. Turkcell was one of the first among the global operators to have implemented HSPA+. It has announced two new HSPA+ Technologies on its 3G network to meet rising data usage. Having successfully integrated 3C-HSDPA and DC-HSUPA Technologies, it became the first mobile operator in the world to enable peak speed of 63.3 Mbps downlink while also enabled an 11.5 Mbps uplink on a 3G network. Turkcell is the first telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of June 2015, Turkcell’s population coverage is at 99.85% in 2G and 92.06% in 3G.  Turkcell Group reported a TRY3.1 billion (US$1.2 billion) revenue with total assets of TRY20.7 billion (US$7.7billion) as of June 30, 2015. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

16

Second Quarter 2015 Results

Appendix A – Mobile Interconnect Revenues and Costs

Table: Mobile interconnect revenues and costs of Turkcell Turkey

Million TRY	Q214	Q115	Q215	y/y %	q/q %
Interconnect revenues	281.2	278.4	312.2	11.0%	12.1%
as a % of revenues	10.8%	10.3%	11.0%	0.2pp	0.7pp
Interconnect costs	(262.7)	(261.8)	(291.0)	10.8%	11.2%
as a % of revenues	(10.1%)	(9.7%)	(10.3%)	(0.2pp)	(0.6pp)

17

TURKCELL SIR

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2015	2015	2014	2015

Consolidated Statement of Operations Data
Turkcell Turkey	1,223.5	1,101.2	1,066.7	2,336.1	2,167.9
Consumer	946.5	862.1	830.1	1,814.4	1,692.2
Corporate	238.8	216.0	207.0	457.6	423.0
Other	38.2	23.1	29.6	64.1	52.7
Turkcell International	126.9	78.4	77.0	267.0	155.4
Other	28.3	30.3	20.2	59.6	50.5
Total revenues	1,378.7	1,209.9	1,163.9	2,662.7	2,373.8
Direct cost of revenues	(843.9)	(743.0)	(714.4)	(1,627.5)	(1,457.4)
Gross profit	534.8	466.9	449.5	1,035.2	916.4
Administrative expenses	(64.1)	(57.2)	(56.6)	(128.0)	(113.8)
Selling & marketing expenses	(225.0)	(193.3)	(172.8)	(442.1)	(366.1)
Other Operating Income / (Expense)	(43.3)	(21.1)	(46.3)	(44.8)	(67.4)

Operating profit before financing costs	202.4	195.3	173.8	420.3	369.1
Finance expense	(99.7)	(310.4)	84.4	(346.3)	(226.0)
Finance income	121.1	102.6	65.9	232.8	168.5
Monetary gain/(loss)	29.2	-	-	58.7	-
Share of profit of equity accounted investees	34.8	38.2	35.4	67.9	73.6
Income before taxes and minority interest	287.8	25.7	359.5	433.4	385.2
Income tax expense	(78.5)	(95.2)	(52.9)	(150.6)	(148.1)
Income before minority interest	209.3	(69.5)	306.6	282.8	237.1
Minority interest	23.2	117.6	(38.1)	112.6	79.5
Net income	232.5	48.1	268.5	395.4	316.6

Net income per share	0.11	0.02	0.12	0.18	0.14

Other Financial Data

Gross margin	38.8%	38.6%	38.6%	38.9%	38.6%
EBITDA(*)	427.8	376.6	374.3	827.0	750.9
Capital expenditures	152.8	289.4	348.2	308.2	637.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,728.4	3,131.5	1,599.9	3,728.4	1,599.9
Total assets	10,251.1	9,186.2	7,691.4	10,251.1	7,691.4
Long term debt	523.5	210.6	227.7	523.5	227.7
Total debt	1,629.4	1,581.2	1,494.3	1,629.4	1,494.3
Total liabilities	2,930.1	4,233.5	2,666.4	2,930.1	2,666.4
Total equity	7,321.0	4,952.6	5,025.0	7,321.0	5,025.0

TURKCELL SIR

TURKCELL ILETISIM HIZMETLERI A.S. TURKISH ACCOUNTING STANDARDS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2015	2015	2014	2015

Consolidated Statement of Operations Data
Turkcell Turkey	2,595.1	2,710.5	2,834.6	5,069.7	5,545.1
Consumer	2,007.6	2,122.1	2,205.8	3,937.9	4,327.9
Corporate	506.6	531.7	550.0	993.2	1,081.7
Other	80.9	56.7	78.8	138.6	135.5
Turkcell International	268.0	192.9	204.7	579.0	397.6
Other	59.9	74.8	53.6	129.5	128.4
Total revenues	2,923.0	2,978.2	3,092.9	5,778.2	6,071.1
Direct cost of revenues	(1,788.7)	(1,828.0)	(1,897.2)	(3,529.6)	(3,725.2)
Gross profit	1,134.3	1,150.2	1,195.7	2,248.6	2,345.9
Administrative expenses	(135.8)	(140.8)	(150.4)	(277.9)	(291.2)
Selling & marketing expenses	(477.2)	(476.3)	(458.9)	(960.3)	(935.2)
Other Operating Income / (Expense)	104.3	569.9	153.0	360.2	722.9
Operating profit before financing and investing costs	625.6	1,103.0	739.4	1,370.6	1,842.4
Income from investing activities	8.0	3.6	2.1	12.9	5.7
Expense from investing activities	(5.1)	(22.4)	(4.5)	(15.9)	(26.9)
Share of profit of equity accounted investees	73.8	94.8	94.0	147.4	188.8
Income before financing costs	702.3	1,179.0	831.0	1,515.0	2,010.0
Finance expense	(152.8)	(1,087.5)	122.7	(709.5)	(964.8)
Monetary gain/(loss)	60.0	-	-	124.5	-
Income before tax and non-controlling interest	609.5	91.5	953.7	930.0	1,045.2
Income tax expense	(166.4)	(234.3)	(140.8)	(327.0)	(375.1)
Income before non-controlling interest	443.1	(142.8)	812.9	603.0	670.1
Non-controlling interest	49.6	284.4	(100.4)	250.3	184.0
Net income	492.7	141.6	712.5	853.3	854.1

Net income per share	0.22	0.06	0.33	0.39	0.39

Other Financial Data

Gross margin	38.8%	38.6%	38.7%	38.9%	38.6%
EBITDA(*)	907.0	926.8	994.8	1,794.3	1,921.7
Capital expenditures	314.0	755.5	957.4	654.4	1,712.9

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	7,916.9	8,173.8	4,297.8	7,916.9	4,297.8
Total assets	21,740.1	23,952.5	20,636.8	21,740.1	20,636.8
Long term debt	1,111.6	549.7	611.7	1,111.6	611.7
Total debt	3,459.9	4,127.3	4,014.2	3,459.9	4,014.2
Total liabilities	6,217.6	11,046.5	7,159.4	6,217.6	7,159.4
Total shareholders’ equity / Net Assets	15,522.5	12,906.0	13,477.5	15,522.5	13,477.5

TURKCELL DAHİLİ

TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2015	2015	2014	2015

Consolidated Statement of Operations Data
Turkcell Turkey	2,595.1	2,710.5	2,834.6	5,069.7	5,545.1
Consumer	2,007.6	2,122.1	2,205.8	3,937.9	4,327.9
Corporate	506.6	531.7	550.0	993.2	1,081.7
Other	80.9	56.7	78.8	138.6	135.5
Turkcell International	268.0	192.9	204.7	579.0	397.6
Other	59.9	74.8	53.6	129.5	128.4
Total revenues	2,923.0	2,978.2	3,092.9	5,778.2	6,071.1
Direct cost of revenues	(1,789.2)	(1,828.6)	(1,898.3)	(3,531.5)	(3,726.9)
Gross profit	1,133.8	1,149.6	1,194.6	2,246.7	2,344.2
Administrative expenses	(135.8)	(140.8)	(150.4)	(277.9)	(291.2)
Selling & marketing expenses	(477.2)	(476.3)	(458.9)	(960.3)	(935.2)
Other Operating Income / (Expense)	(92.0)	(53.0)	(123.4)	(95.5)	(176.4)

Operating profit before financing costs	428.8	479.5	461.9	913.0	941.4
Finance costs	(211.3)	(735.7)	221.9	(763.2)	(513.8)
Finance income	257.9	252.3	175.2	506.5	427.5
Monetary gain/(loss)	60.0	-	-	124.5	-
Share of profit of equity accounted investees	73.8	94.8	94.0	147.4	188.8
Income before taxes and minority interest	609.2	90.9	953.0	928.2	1,043.9
Income tax expense	(166.5)	(234.2)	(140.5)	(326.7)	(374.7)
Income before minority interest	442.7	(143.3)	812.5	601.5	669.2
Non-controlling interests	49.6	284.4	(100.5)	250.3	183.9
Net income	492.3	141.1	712.0	851.8	853.1

Net income per share	0.22	0.06	0.33	0.39	0.39

Other Financial Data

Gross margin	38.8%	38.6%	38.6%	38.9%	38.6%
EBITDA(*)	907.0	926.8	994.8	1,794.3	1,921.7
Capital expenditures	314.0	755.5	957.4	654.4	1,712.9

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	7,916.9	8,173.8	4,297.8	7,916.9	4,297.8
Total assets	21,767.2	23,977.7	20,661.4	21,767.2	20,661.4
Long term debt	1,111.6	549.7	611.7	1,111.6	611.7
Total debt	3,459.9	4,127.3	4,014.2	3,459.9	4,014.2
Total liabilities	6,221.8	11,050.4	7,162.8	6,221.8	7,162.8
Total shareholders’ equity / Net Assets	15,545.4	12,927.3	13,498.6	15,545.4	13,498.6

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		30 June	31 December
	Note	2015	2014
Assets
Property, plant and equipment	11	2,324,352	2,541,547
Intangible assets	12	1,068,227	1,055,411
GSM and other telecommunication operating licenses		508,875	432,140
Computer software		501,042	576,482
Other intangible assets		58,310	46,789
Investment property	10	16,670	5,778
Investments in equity accounted investees	13	264,443	287,869
Other non-current assets		180,253	226,651
Trade receivables	14	304,663	336,334
Deferred tax assets		25,109	25,475
Total non-current assets		4,183,717	4,479,065

Inventories		26,754	30,757
Other investments		1,668	8,344
Due from related parties	23	13,921	5,579
Trade receivables and accrued income	14	1,454,628	1,510,421
Other current assets	15	410,825	288,803
Cash and cash equivalents	16	1,599,886	3,894,898
Total current assets		3,507,682	5,738,802

Total assets		7,691,399	10,217,867

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(4,354,128)	(3,586,074)
Retained earnings		7,943,173	9,298,013
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,248,455	7,371,349
Non-controlling interests		(223,461)	(165,068)

Total equity		5,024,994	7,206,281

Liabilities
Loans and borrowings	19	227,727	538,128
Employee benefits		37,078	41,519
Provisions		105,021	120,051
Other non-current liabilities		134,287	133,490
Deferred tax liabilities		12,744	26,009
Total non-current liabilities		516,857	859,197

Loans and borrowings	19	1,266,589	1,056,808
Income taxes payable		48,530	66,749
Trade and other payables		742,203	891,424
Due to related parties	23	7,482	10,624
Deferred income		50,091	70,906
Provisions		34,653	55,878
Total current liabilities		2,149,548	2,152,389

Total liabilities		2,666,405	3,011,586

Total equity and liabilities		7,691,399	10,217,867

The notes on page 7 to 94 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months ended		Three months ended
	Note	30 June 2015	30 June 2014	30 June 2015	30 June 2014

Revenue		2,373,847	2,662,658	1,163,938	1,378,637
Direct costs of revenue		(1,457,454)	(1,627,510)	(714,419)	(843,954)
Gross profit		916,393	1,035,148	449,519	534,683

Other income	8	8,509	7,251	1,557	3,360
Selling and marketing expenses		(366,055)	(442,134)	(172,762)	(225,051)
Administrative expenses		(113,829)	(128,011)	(56,597)	(64,101)
Other expenses	8	(75,932)	(51,916)	(47,949)	(46,425)
Results from operating activities		369,086	420,338	173,768	202,466

Finance income	7	168,487	232,856	65,924	121,142
Finance costs	7	(225,968)	(346,268)	84,478	(99,717)
Net finance income / (expense)		(57,481)	(113,412)	150,402	21,425

Monetary gain		-	58,650	-	29,203
Share of profit of equity accounted investees	13	73,608	67,861	35,354	34,742
Profit before income tax		385,213	433,437	359,524	287,836

Income tax expense	9	(148,160)	(150,641)	(52,930)	(78,485)
Profit for the period		237,053	282,796	306,594	209,351

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		316,551	395,435	268,470	232,582
Non-controlling interest		(79,498)	(112,639)	38,124	(23,231)
Profit for the period		237,053	282,796	306,594	209,351

Basic and diluted earnings per share	18	0.14	0.18	0.12	0.11
(in full USD)

The notes on page 7 to 94 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
For the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Six months ended		Three months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014

Profit for the period	237,053	282,796	306,594	209,351

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(898,437)	35,965	(141,031)	211,885
Actuarial gain / (loss) arising from employee benefits	(217)	(305)	163	232
Tax effect of actuarial gain / (loss) from employee benefits	35	52	(25)	(31)
	(898,619)	35,712	(140,893)	212,086
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	310	325	100	149
Foreign currency translation differences	99,152	127,939	(68,914)	49,423
Share of foreign currency translation differences of the equity accounted investees	(141,091)	(28,776)	7,229	(9,901)
Tax effect of foreign currency translation differences	2,719	1,439	(300)	495
	(38,910)	100,927	(61,885)	40,166
Other comprehensive income / (expense) for the period, net of income tax	(937,529)	136,639	(202,778)	252,252

Total comprehensive income / (expense) for the period	(700,476)	419,435	103,816	461,603

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(673,694)	470,205	94,088	469,688
Non-controlling interests	(26,782)	(50,770)	9,728	(8,085)
Total comprehensive income / (expense) for the period	(700,476)	419,435	103,816	461,603

The notes on page 7 to 94 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2014	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	395,435	395,435	(112,639)	282,796
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	347	74,351	-	74,698	61,869	136,567
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(253)	(253)	-	(253)
Change in cash flow hedge reserve	-	-	-	-	325	-	-	-	325	-	325
Total other comprehensive income/(expense)	-	-	-	-	325	347	74,351	(253)	74,770	61,869	136,639
Total comprehensive income/(expense)	-	-	-	-	325	347	74,351	395,182	470,205	(50,770)	419,435
Dividend (Note 17)	-	-	-	-	-	-	-	-	-	(2,430)	(2,430)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	6	6
Balance at 30 June 2014	1,636,204	22,772	434	537,664	(523)	(356,716)	(3,210,836)	8,830,227	7,459,226	(138,249)	7,320,977
Total comprehensive income/(expense)
Profit / (loss) for the period	-	-	-	-	-	-	-	469,489	469,489	(81,700)	387,789
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(5,729)	(585,527)	-	(591,256)	54,577	(536,679)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(19)	(19)	-	(19)
Change in cash flow hedge reserve	-	-	-	-	213	-	-	-	213	-	213
Total other comprehensive income/(expense), net of tax	-	-	-	-	213	(5,729)	(585,527)	(19)	(591,062)	54,577	(536,485)
Total comprehensive income/(expense)	-	-	-	-	213	(5,729)	(585,527)	469,470	(121,573)	(27,123)	(148,696)
Dividend (Note 17)	-	-	-	-	-	-	-	-	-	(1,342)	(1,342)
Net change in fair value of minority put option	-	-	-	-	-	35,380	-	-	35,380	-	35,380
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(38)	(38)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(1,684)	(1,684)	1,684	-
Balance at 31 December 2014	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281

Balance at 1 January 2015	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	316,551	316,551	(79,498)	237,053
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(8,510)	(981,863)	-	(990,373)	52,716	(937,657)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	(182)	(182)	-	(182)
Change in cash flow hedge reserve	-	-	-	-	310	-	-	-	310	-	310
Total other comprehensive income/(expense)	-	-	-	-	310	(8,510)	(981,863)	(182)	(990,245)	52,716	(937,529)
Total comprehensive income/(expense)	-	-	-	-	310	(8,510)	(981,863)	316,369	(673,694)	(26,782)	(700,476)
Transfer to legal reserves	-	-	-	135,306	-	-	-	(135,306)	-	-	-
Dividend (Note 17)	-	-	-	-	-	-	-	(1,535,903)	(1,535,903)	(31,611)	(1,567,514)
Net change in fair value of minority put option	-	-	-	-	-	86,703	-	-	86,703	-	86,703
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 June 2015	1,636,204	22,772	434	672,970	-	(248,872)	(4,778,226)	7,943,173	5,248,455	(223,461)	5,024,994

The notes on page 7 to 94 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Six months 30 June
	Note	2015	2014
Cash flows from operating activities
Profit for the period		237,053	282,796
Adjustments for:
Depreciation and impairment of fixed assets and investment property	10-11	212,008	256,153
Amortization of intangible assets	12	102,362	105,862
Net finance income		(145,247)	(189,915)
Income tax expense		148,160	150,641
Share of profit of equity accounted investees	13	(73,608)	(67,861)
Gain on sale of property, plant and equipment		(1,615)	(2,395)
Unrealised foreign exchange and monetary gains / losses		114,897	280,631
Allowance for trade receivables and due from related parties	20	37,614	35,577
Negative goodwill		-	(952)
Deferred income and other provisions		(873)	(12,967)
		630,751	837,570

Change in trade receivables		(148,318)	(214,247)
Change in due from related parties		(8,455)	(5,314)
Change in inventories		(434)	2,643
Change in other current assets		(118,061)	(156,309)
Change in other non-current assets		(25,789)	1,660
Change in due to related parties		(2,540)	(1,561)
Change in trade and other payables		(72,369)	(157,796)
Change in other non-current liabilities		2,540	511
Change in employee benefits		1,021	3,065
Change in provisions		(17,529)	(48,626)
		240,817	261,596

Interest paid		(10,902)	(23,158)
Income tax paid		(161,742)	(152,992)
Net cash used in operating activities		68,173	85,446
Cash flows from investing activities
Acquisition of property, plant and equipment	11	(367,325)	(226,006)
Acquisition of intangible assets	12	(263,906)	(80,333)
Proceeds from sale of property, plant and equipment		3,918	6,673
Proceeds from currency option contracts		313	807
Payment of currency option contracts premium		-	(15)
Acquisition of financial assets		-	(18,214)
Proceeds from financial assets		5,596	33,100
Acquisition of subsidiaries, net of cash acquired		-	(12,747)
Interest received		169,082	214,059
Change in advances paid for acquisition of property, plant and equipment		40,983	(160,532)
Net cash (used in) investing activities		(411,339)	(243,208)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		639,020	906,843
Repayment of borrowings		(711,625)	(841,434)
Change in non-controlling interest		-	6
Dividends paid		(1,538,356)	(2,430)
Increase in cash collateral related to loans		(50,000)	-
Net cash (used in) / generated by financing activities		(1,660,961)	62,985

Net (decrease) in cash and cash equivalents		(2,004,127)	(94,777)
Cash and cash equivalents at 1 January	16	3,894,898	3,808,471
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(290,885)	12,988

Cash and cash equivalents at 30 June	16	1,599,886	3,726,682

The notes on page 7 to 94 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
 (Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
 (Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the six months ended 30 June 2015 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate.

The consolidated financial statements of the Company as at and for the year ended 31 December 2014 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2014 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2015 and the restatement of segment information (Note 5).

The effects of the new standards or amendments to the standards adopted are explained in Note 3b.

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA (“Beltur”), and Turkcell Europe GmbH (“Turkcell Europe”) is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
 (Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

The Group’s audited consolidated financial statements prepared as at and for the years ended 31 December 2010, 2011, 2012, 2013 and 2014 were approved by the General Assembly on 26 March 2015.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 June 2015 were approved by the Board of Directors on 30 July 2015.

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

3.	Significant accounting policies

a)	Comparative Information and Revision of Prior Period Financial Statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

b)	New and Revised International Financial Reporting Standards

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the financial statements

None.

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions 1
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 1
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 1

1 Effective for annual periods beginning on or after 1 July 2014.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements to 2010-2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8: Requires disclosure of the judgements made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24: Clarify how payments to entities providing management services are to be disclosed.

Annual Improvements to 2011-2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

(iii)	New and revised IFRSs in issue but not yet effective

The Company the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments 4
IFRS 14	Regulatory Deferral Accounts 1
Amendments to IFRS 11	Accounting for Acquisition of Interests in Joint operations 1
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation 1
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants 1
IFRS 15	Revenue from Contracts with Customers 3
Amendments to IAS 27	Equity Method in Separate Financial Statements 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 1
Annual Improvements to 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 9, IAS 34 2
Amendments to IAS 1	Disclosure Initiative 1
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception 1

1 Effective for annual periods beginning on or after 1 January 2016.
2 Effective for annual periods beginning on or after 1 July 2016.
3 Effective for annual periods beginning on or after 1 January 2017.
4 Effective for annual periods beginning on or after 1 January 2018.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a fair value through other comprehensive income (“FVTOCI”) measurement category for certain simple debt instruments.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applies to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint operations

This amendment requires an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11,
•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

This amendment

•             clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment

•             introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

The amendment also adds guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

This amendment include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16. The amendment also introduces a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales, and clarifies that produce growing on bearer plants remains within the scope of IAS 41.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:
•	Identify the contract with the customer,
•	Identify the performance obligations in the contract,
•	Determine the transaction price,
•	Allocate the transaction price to the performance obligations in the contracts,
•	Recognise revenue when the entity satisfies a performance obligation.

Amendments to IAS 27 Equity Method in Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

This amendment clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture.

Annual Improvements 2012-2014 Cycle

IFRS 5: Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7: Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements.

IAS 19: Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

IAS 34: Clarify the meaning of ‘elsewhere in the interim report’ and require a cross-reference.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 1 Disclosure Initiative

This amendment addresses perceived impediments to preparers exercising their judgement in presenting their financial reports.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

This amendment addresses issues that have arisen in the context of applying the consolidation exception for investment entities by clarifying the following points:

•
The exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value.

•	A subsidiary that provides services related to the parent’s investment activities should not be consolidated if the subsidiary itself is an investment entity.
•
When applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

•	An investment entity measuring all of its subsidiaries at fair value provides the disclosures relating to investment entities required by IFRS 12.

The Group evaluates the effects of these standards on the consolidated financial statements.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimation uncertainty

Belarus

Belarusian economy is still expected to continue contracting while vulnerabilities to external developments remain. As of June 2015, market expectations for GDP signal 2.5% contraction in economy; due to weak economic activity in Russia. National Bank of the Republic of Belarus (NBRB) devalued BYR and raised its refinancing rate to 25% in January 2015 with worsening expectations for the Russian economy. BYR depreciated 25% throughout 2014 and 30% in the first half of 2015 against US Dollars. Tight monetary policy is still seen necessary because of weak domestic demand and concerns regarding the foreign exchange rate. As of June 2015, foreign exchange reserves excluding gold and IMF money have decreased by USD 0.5 million to USD 2.4 million within 2015. On the other hand, Russia postponing payments of loans maturing this year and allowing payments to be made in Russian Ruble rather than US Dollars led external payments to be made in 2015 decrease from USD 4 million to USD 2.7 million. RMB swap agreement made with the Chinese Central Bank also strengthened Belarus’ debt payment ability. Annual inflation in June 2015 decreased to 13.2%, the lowest level in the last 3 years. In spite of the devaluation in BYR since 2014, inflationary pressures are expected to ease over the medium term due to Central Bank policies prioritizing the fight against inflation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Belarus (continued)

The three-year cumulative inflation at the end of 2011 was 153% primarily influenced by the high inflation of 109% experienced in 2011. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy at the end of 2011. In this context, IAS 29 “Financial Reporting in Hyperinflationary Economies” was being applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Ukraine

Ukrainian economy still struggles with high level of inflation and economic recession along with short-term external debt obligations and debt restructuring negotiations. On the other hand, in the first half of 2015, Ukraine saw improving current account deficit (down from USD 1.9 million in January-May 2014 to USD 0.3 million in January-May 2015) and improving Central Bank foreign exchange reserves due to IMF agreement and fiscal and economic reforms approved by the parliament.

2014 GDP had contracted by 6.8% and continued to further contract another 17.2% in the first quarter of 2015. National Bank of Ukraine’s (“NBU”) growth expectation has been revised to (9.5%) from (5.5%). Annual inflation has reached 57.5% as of June 2015 end. 2015 year end inflation is still expected at 35-40% due to rising food and energy prices and devaluation of local currency.

The local currency has stabilized with IMF agreement and NBU`s restrictions on foreign exchange market. In order to comply with IMF aid agreement, NBU introduced free float foreign exchange rate regime as well. With the continuance of the correction after the aid agreement, devaluation of the local currency has declined to 33% in the first half of 2015 from highs of 90% while the foreign exchange rate stood at 21.02 as of 30 June 2015.

With the first $5 million tranche of IMF aid, foreign exchange reserves have increased to $10.25 million as of 30 June 2015 from record low levels of $5.6 million. Ukraine aims to finalize debt restructuring negotiations with foreign creditors by the end of July 2015. The result of these negotiations will determine the second tranche of IMF aid.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

In order to stop depreciation of UAH, NBU raised its refinancing rates; to 9.5% from 6.5% on 15 April 2014, to 12.5% from 9.5% on 18 July 2014, to 14% from 12.5% on 13 November 2014, to 19.5% from 14% on 6 February 2015 and lastly to the highest policy rate in the World, 30% on 2 March 2015.

Although the conflict in the eastern part of Ukraine continues to affect country’s economy, positive effects of IMF aid on reform process, decreasing tension in the eastern part of country and expectations of a deal on debt restructuring with creditors are expected to support growth in future years by limiting further depreciation in UAH and decreasing risk premiums.

As of 31 December 2014, Astelit has impaired its assets in Crimea region amounting to $8,027. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As of 30 June 2015, the net book value of non-current assets of the Group located in, Donetsk and Luhansk amounts to $9,236 and $1,385 respectively (31 December 2014: $14,437 and $2,369 respectively).

Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 30 June 2015, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating Segments

Starting from 2015, the Group has changed its reportable segments which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s new internal reporting structure. Prior year corresponding information has been also restated in the current period according to the new reportable segments.

Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group has aggregated its operations under two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International which represent economical integrity. Turkcell Turkey reportable segment includes the operations of Turkcell, Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Global Odeme Hizmetleri A.S. (“Global Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, Astelit, Beltur , Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings B.V. (“Fintur”). Other reportable segment mainly comprises from the information and entertainment services in Turkey and Azerbaijan.

Segment reporting of revenue has been revised to reflect the focus of the Group Management in marketing and sales around consumer and corporate customer groups.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Consumer segment revenue	1,692,224	1,814,392	-	-	-	-	-	-	1,692,224	1,814,392
Corporate segment revenue	422,977	457,613	-	-	-	-	-	-	422,977	457,613
Other Turkcell Turkey revenue	52,683	64,100	-	-	-	-	-	-	52,683	64,100
Turkcell International revenue	-	-	155,418	266,995	-	-	-	-	155,418	266,995
Other revenue	-	-	-	-	54,741	66,603	-	-	54,741	66,603
Eliminations	-	-	-	-	-	-	(4,196)	(7,045)	(4,196)	(7,045)
Total Revenue	2,167,884	2,336,105	155,418	266,995	54,741	66,603	(4,196)	(7,045)	2,373,847	2,662,658
Contribution to consolidated revenue*	2,165,837	2,330,659	153,275	265,475	54,735	66,524	-	-	2,373,847	2,662,658
Reportable segment adjusted EBITDA	681,783	731,622	42,522	66,456	26,403	28,906	171	34	750,879	827,018
Finance income	168,067	227,460	4,142	4,096	28,154	33,791	(31,876)	(32,491)	168,487	232,856
Finance cost	153,229	(21,488)	(413,943)	(352,082)	(21,956)	(21,842)	56,702	49,144	(225,968)	(346,268)
Monetary gain	-	-	-	58,650	-	-	-	-	-	58,650
Depreciation and amortization	(276,236)	(294,016)	(36,294)	(66,091)	(1,883)	(1,951)	43	43	(314,370)	(362,015)
Share of profit of equity accounted investees	-	245	73,608	67,616	-	-	-	-	73,608	67,861
Capital expenditure	382,397	288,324	250,254	18,566	5,011	1,274	(32)	-	637,630	308,164
Bad debt expense	(35,949)	(32,207)	(1,665)	(3,325)	-	(45)	-	-	(37,614)	(35,577)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Consumer segment revenue	830,096	946,509	-	-	-	-	-	-	830,096	946,509
Corporate segment revenue	206,979	238,818	-	-	-	-	-	-	206,979	238,818
Other Turkcell Turkey revenue	29,634	38,171	-	-	-	-	-	-	29,634	38,171
Turkcell International revenue	-	-	77,061	126,875	-	-	-	-	77,061	126,875
Other revenue	-	-	-	-	22,224	32,006	-	-	22,224	32,006
Eliminations	-	-	-	-	-	-	(2,056)	(3,742)	(2,056)	(3,742)
Total Revenue	1,066,709	1,223,498	77,061	126,875	22,224	32,006	(2,056)	(3,742)	1,163,938	1,378,637
Contribution to consolidated revenue*	1,065,848	1,220,471	75,870	126,226	22,220	31,940	-	-	1,163,938	1,378,637
Reportable segment adjusted EBITDA	344,091	385,393	20,955	30,162	9,135	12,232	94	5	374,275	427,792
Finance income	66,092	117,778	2,078	2,116	13,749	17,863	(15,995)	(16,615)	65,924	121,142
Finance cost	29,136	(18,210)	37,439	(94,305)	(15,602)	(11,595)	33,505	24,393	84,478	(99,717)
Monetary gain	-	-	-	29,203	-	-	-	-	-	29,203
Depreciation and amortization	(133,910)	(151,220)	(19,289)	(30,049)	(937)	(1,015)	21	23	(154,115)	(182,261)
Share of profit of equity accounted investees	-	122	35,354	34,620	-	-	-	-	35,354	34,742
Capital expenditure	250,647	144,152	93,775	8,042	3,798	540	(20)	-	348,200	152,734
Bad debt expense	(17,726)	(14,776)	(655)	(1,611)	-	(45)	-	-	(18,381)	(16,432)

(*) “Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the readers of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	As at 30 June 2015 and 31 December 2014
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Reportable segment assets	5,215,130	5,518,524	562,472	454,502	21,273	18,021	(2,606)	(3,491)	5,796,269	5,987,556
Investment in associates	-	-	264,443	287,869	-	-	-	-	264,443	287,869
Reportable segment liabilities	859,385	1,087,378	186,976	189,367	66,824	50,693	(2,370)	(3,183)	1,110,815	1,324,255

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014

Turkcell Turkey adjusted EBITDA	681,783	731,622	344,091	385,393
Turkcell International adjusted EBITDA	42,522	66,456	20,955	30,162
Other	26,403	28,906	9,135	12,232
Intersegment eliminations	171	34	94	5
Consolidated adjusted EBITDA	750,879	827,018	374,275	427,792
Finance income	168,487	232,856	65,924	121,142
Finance costs	(225,968)	(346,268)	84,478	(99,717)
Monetary gain	-	58,650	-	29,203
Other income	8,509	7,251	1,557	3,360
Other expenses	(75,932)	(51,916)	(47,949)	(46,425)
Share of profit of equity accounted investees	73,608	67,861	35,354	34,742
Depreciation and amortization	(314,370)	(362,015)	(154,115)	(182,261)
Consolidated profit before income tax	385,213	433,437	359,524	287,836
Income tax expense	(148,160)	(150,641)	(52,930)	(78,485)
Profit for the period	237,053	282,796	306,594	209,351

Assets	30 June 2015	31 December 2014
Total assets for reportable segments	5,777,602	5,973,026
Other assets	21,273	18,021
Intersegment eliminations	(2,606)	(3,491)
Investments in equity accounted investees	264,443	287,869
Other unallocated assets	1,630,687	3,942,442
Consolidated total assets	7,691,399	10,217,867

Liabilities	30 June 2015	31 December 2014
Total liabilities for reportable segments	1,046,361	1,276,745
Other liabilities	66,824	50,693
Intersegment eliminations	(2,370)	(3,183)
Other unallocated liabilities	1,555,590	1,687,331
Consolidated total liabilities	2,666,405	3,011,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014
Revenues
Turkey	2,191,015	2,357,048	1,076,692	1,233,885
Ukraine	102,417	184,254	50,592	84,900
Belarus	24,847	34,807	12,714	16,615
Turkish Republic of Northern Cyprus	24,223	30,841	11,869	16,203
Azerbaijan	29,557	40,135	11,540	18,501
Germany	1,788	15,573	531	8,533
	2,373,847	2,662,658	1,163,938	1,378,637

Non-current assets	30 June 2015	31 December 2014
Turkey	3,378,718	3,779,525
Ukraine	380,051	212,014
Belarus	90,408	124,565
Turkish Republic of Northern Cyprus	37,633	44,877
Azerbaijan	7,386	4,609
Germany	-	46
Unallocated non-current assets	289,521	313,429
	4,183,717	4,479,065

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Finance income and expense

Net finance income or expense amounts to $(57,481), $(113,412), $150,402 and $21,425 for the six and three months ended 30 June 2015 and 2014, respectively.

The foreign exchange income amounting to $203,188, $1,994, $55,489 and $(7,173) have been presented on net basis with foreign exchange losses for the six and three months ended 30 June 2015 and 2014, respectively.

Net foreign exchange loss is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to $171,760 and $42,201 and foreign exchange loss in Astelit operating in Ukraine amounting to $178,101 and $257,082 foreign exchange loss for the periods ended 30 June 2015 and 2014, respectively.

8.	Other income and expense

Other income amounts to $8,509, $7,251, $1,557 and $3,360 for the six and three months ended ended 30 June 2015 and 2014 respectively. Other income for the six months ended 30 June 2015 and 2014 mainly consists of fixed asset sales gain and rent income.

Other expenses amount to $75,932, $51,916, $47,949 and $46,425 for the six and three months ended 30 June 2015 and 2014 respectively. Other expenses for the six months ended 30 June 2015 and 2014 mainly consist of commercial agreements termination expenses and litigation expenses.

9.	Income tax expense

Effective tax rates are 38%, 35%, 15% and 27% for the six and three months ended 30 June 2015 and 2014, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of Astelit and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

When these effects of unused tax losses of Astelit and Belarusian Telecom are excluded, the effective tax rates are 19%, 21% and 16%, 22% for the six and three months ended 30 June 2015 and 2014, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Investment property

	30 June 2015	31 December 2014
Cost value
Opening balance	8,711	9,464
Transfer from tangible fixed assets (*)	31,842	-
Effects of movements in exchange rates	(1,192)	(753)
Ending balance	39,361	8,711

Accumulated depreciation
Opening balance	(2,933)	(1,825)
Transfer from tangible fixed assets	(20,060)	-
Charge for the year and impairment
during the year (**)	(104)	(1,292)
Effects of movements in exchange rates	406	184
Ending balance	(22,691)	(2,933)

Carrying value	16,670	5,778

 (*)The real estates of the Group, which are held for obtaining rental or appreciation income as of 30 June 2015, are classified as investment property.

(**) There is no impairment loss on any investment property of the Company for the period ended 30 June 2015.
(31 December 2014: $1,044 recognized in depreciation expense.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 30 June 2015
Network infrastructure (All operational)	4,708,599	40,047	(50,030)	124,289	-	-	(732,870)	4,090,035
Land and buildings	222,831	2,757	-	99	-	(31,842)	(31,602)	162,243
Equipment, fixtures and fittings	243,403	2,886	(935)	190	-	-	(37,104)	208,440
Motor vehicles	15,441	37	(447)	-	-	-	(2,366)	12,665
Leasehold improvements	98,551	8,859	(767)	-	-	-	(13,860)	92,783
Construction in progress	191,556	319,542	(327)	(124,495)	(32)	-	(29,432)	356,812
Total	5,480,381	374,128	(52,506)	83	(32)	(31,842)	(847,234)	4,922,978

Accumulated depreciation
Network infrastructure (All operational)	2,544,426	195,827	(48,900)	-	3,510	-	(422,524)	2,272,339
Land and buildings	99,635	3,305	-	-	(1,520)	(20,060)	(14,101)	67,259
Equipment, fixtures and fittings	196,688	7,834	(675)	-	-	-	(30,992)	172,855
Motor vehicles	12,771	648	(382)	-	-	-	(2,004)	11,033
Leasehold improvements	85,314	2,268	(359)	-	-	-	(12,083)	75,140
Total	2,938,834	209,882	(50,316)	-	1,990	(20,060)	(481,704)	2,598,626

Total property, plant and equipment	2,541,547	164,246	(2,190)	83	(2,022)	(11,782)	(365,530)	2,324,352

Depreciation expenses for the six and three months ended 30 June 2015 and 2014 are $211,904, $256,020, $102,566 and $128,207 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the periods ended 30 June 2015 and 2014 are $2,022 and $4,407 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2014
Network infrastructure (All operational)	5,214,435	99,451	(363,445)	542,406	-	4,879	(789,127)	4,708,599
Land and buildings	237,132	10,968	-	35	-	-	(25,304)	222,831
Equipment, fixtures and fittings	247,806	23,012	(3,955)	1,022	-	282	(24,764)	243,403
Motor vehicles	16,441	988	(644)	91	-	-	(1,435)	15,441
Leasehold improvements	109,397	1,805	(2,770)	189	-	-	(10,070)	98,551
Construction in progress	248,083	539,916	(1,558)	(557,532)	(974)	364	(36,743)	191,556
Total	6,073,294	676,140	(372,372)	(13,789)	(974)	5,525	(887,443)	5,480,381

Accumulated depreciation
Network infrastructure (All operational)	2,914,030	456,747	(358,689)	-	37,275	-	(504,937)	2,544,426
Land and buildings	101,857	8,315	-	-	-	-	(10,537)	99,635
Equipment, fixtures and fittings	205,910	16,304	(3,642)	-	23	-	(21,907)	196,688
Motor vehicles	12,731	1,745	(604)	-	10	-	(1,111)	12,771
Leasehold improvements	90,953	5,044	(2,312)	-	7	-	(8,378)	85,314
Total	3,325,481	488,155	(365,247)	-	37,315	-	(546,870)	2,938,834

Total property, plant and equipment	2,747,813	187,985	(7,125)	(13,789)	(38,289)	5,525	(340,573)	2,541,547

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets of Astelit were tested as at 31 March 2015 and other long-lived assets in Turkcell Superonline and Best were tested for impairment as at 31 December 2014. Independent appraisals was obtained to determine recoverable amount .Since there is no indication of impairment, long lived assets were not tested for impairment as of 30 June 2015.

Astelit

Long-lived assets of Astelit were tested for impairment as at 31 March 2015. Independent appraisals was obtained to determine recoverable amount for Astelit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 March 2015, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

As of 31 March 2015, a 26.2% post-tax discount rate in UAH for 2015 to 2020, a 25.5% post-tax discount rate in UAH for after 2020 and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans (31 December 2014: 22.1% post-tax discount rate in USD for 2015 to 2019, 21.3% post-tax discount rate in USD for after 2019 and 2.1% terminal growth rate). The pre-tax rate in UAH for disclosure purposes was 27.6% (31 December 2014: 23.3% in USD).

Belarusian Telecom

As at 31 December 2014 impairment test was performed for Belarusian Telecom and after tax impairment in the amount of $15,044 was calculated for the cash-generating unit, allocated to the fixed assets on a pro-rata basis based on the carrying amount of each asset and included in depreciation expense. Tax effect of the long-lived asset impairment of $861 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

As at 30 June 2015, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $12,223 (31 December 2014: $14,159).

Goodwill allocated to cash generating units and carrying values of all cash generating units are reviewed as of each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation.

Independent appraisals were obtained for fair values to determine recoverable amounts for Turkcell Superonline as at 31 December 2014, the date of the goodwill impairment test. In calculating the net present value of the future cash flows, certain assumptions were made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2014.

Since there is no indication of impairment regarding goodwill allocated to Turkcell Superonline as at 30 June 2015, impairment testing was not performed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 June 2015
GSM and other telecommunication operating licenses	1,006,866	1,936	(5,942)	160,101	(141,881)	1,021,080
Computer software	2,039,956	59,191	(734)	20,750	(287,722)	1,831,441
Transmission lines	27,077	3,208	-	-	(3,718)	26,567
Central betting system operating right	5,070	39	-	-	(664)	4,445
Indefeasible right of usage	18,169	-	-	-	(2,485)	15,684
Brand name	3,035	-	-	-	(414)	2,621
Customer base	6,693	-	-	-	(915)	5,778
Goodwill	14,159	-	-	-	(1,936)	12,223
Other	9,647	810	-	47	(1,866)	8,638
Construction in progress	1,472	198,722	-	(180,981)	(367)	18,846
Total	3,132,144	263,906	(6,676)	(83)	(441,968)	2,947,323

Accumulated amortization
GSM and other telecommunication operating licenses	574,726	21,639	(5,942)	-	(78,218)	512,205
Computer software	1,463,474	77,261	(621)	-	(209,715)	1,330,399
Transmission lines	20,928	638	-	-	(2,907)	18,659
Central betting system operating right	3,789	162	-	-	(526)	3,425
Indefeasible right of usage	5,413	566	-	-	(768)	5,211
Brand name	1,897	138	-	-	(266)	1,769
Customer base	3,751	278	-	-	(526)	3,503
Other	2,755	1,680	-	-	(510)	3,925
Total	2,076,733	102,362	(6,563)	-	(293,436)	1,879,096

Total intangible assets	1,055,411	161,544	(113)	(83)	(148,532)	1,068,227

Amortization expenses on intangible assets other than goodwill for the six and three months ended 30 June 2015 and 2014 are $102,362, $105,862, $51,499 and $53,986 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the six months ended 30 June 2015 and 2014 are null and $430 respectively and recognized in depreciation expense included in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $21,162 for the six months ended 30 June 2015 (30 June 2014: $15,209).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2014
GSM and other telecommunication operating licenses	1,112,175	5,014	(529)	3,191			(112,985)	1,006,866
Computer software	1,988,791	170,770	(771)	68,787	-	67	(187,688)	2,039,956
Transmission lines	24,398	4,672	-	-	-	-	(1,993)	27,077
Central betting system operating right	5,372	261	-	-	-	-	(563)	5,070
Indefeasible right of usage (*)	18,488	1,049	(39)	-	-	-	(1,329)	18,169
Brand name	3,298	-	-	-	-	-	(263)	3,035
Customer base	6,758	-	-	-	-	501	(566)	6,693
Goodwill	15,384	-	-	-	-	-	(1,225)	14,159
Other	2,603	3,108	-	4,598	-	-	(662)	9,647
Construction in progress	1,321	63,470	-	(62,787)	-	-	(532)	1,472
Total	3,178,588	248,344	(1,339)	13,789	-	568	(307,806)	3,132,144

Accumulated amortization
GSM and other telecommunication operating licenses	590,110	48,451	(529)	-	4,522	-	(67,828)	574,726
Computer software	1,444,651	161,988	(168)	(325)	428	-	(143,100)	1,463,474
Transmission lines	22,380	404	-	-	-	-	(1,856)	20,928
Central betting system operating right	3,892	364	-	-	-	-	(467)	3,789
Indefeasible right of usage	4,406	1,293	-	-	-	-	(286)	5,413
Brand name	1,731	322	-	-	-	-	(156)	1,897
Customer base	3,434	627	-	-	-	-	(310)	3,751
Other	1,113	1,531	-	325	-	-	(214)	2,755
Total	2,071,717	214,980	(697)	-	4,950	-	(214,217)	2,076,733

Total intangible assets	1,106,871	33,364	(642)	13,789	(4,950)	568	(93,589)	1,055,411

(*) The decrease resulted from the change in payment schedule of the indefeasible rights of use has been presented in disposals.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)

Astelit 3G License

3G License tender in Ukraine was held on 23 February 2015. Astelit submitted a bid of UAH 3,355,400 (equivalent to $159,664 as of 30 June 2015) and was awarded the first lot for 15 years, which is the 1920 1935 / 2110 2125 MHz frequency band. Official notification was received on 2 March 2015 and the license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as of 30 June 2015. In May 2015, Astelit has made the payment amounting to UAH 357,568 (equivalent to $17,015 as at 30 June 2015) as a first installment of conversion of spectrum from military use and committed approximately UAH 418,559 (equivalent to $19,917 as of 30 June 2015) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

13.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the six and three months ended 30 June 2015 and 2014 are $73,608, $67,861, $35,354 and $34,742 respectively.

The Company’s investment in Fintur amounts to $264,443 as at 30 June 2015 (31 December 2014: $287,869).

In the General Assembly of Shareholders’ Meeting of Fintur, it has been decided on 23 July 2014 to distribute dividend amounting to $112,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $46,424 and this amount has been collected in July 2014.

Turkcell’s whole stake in A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-tel”) has been soldto Bereket Holding A.Ş. within the context of the Share Sale Agreement signed on 27 August 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Trade receivables and accrued income

	30 June 2015	31 December 2014
Undue assigned contracted receivables	787,691	788,571
Receivables from subscribers	444,944	474,834
Accounts and checks receivable	89,446	90,957
Accrued income	132,547	156,059
	1,454,628	1,510,421

Trade receivables are shown net of allowance for doubtful debts amounting to $305,425 as at 30 June 2015 (31 December 2014: $313,792). The change in allowance for trade receivables and due from related parties is disclosed in Note 20.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly installment is invoiced to the subscriber, related portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $304,663 (31 December 2014: $336,334).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 20.

15.	Other current assets

	30 June 2015	31 December 2014
Prepaid expenses	194,502	98,667
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	64,671	75,457
Restricted cash	50,000	-
Prepayment for subscriber acquisition cost	35,166	36,789
VAT receivable	16,500	7,260
Special communication tax to be collected from subscribers	12,830	15,474
Advances to suppliers	11,057	17,608
Interest income accruals	2,486	10,226
Receivables from personnel	1,868	2,263
Other	21,745	25,059
	410,825	288,803

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other current assets (continued)

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fee.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 22.

As at 30 June 2015, restricted cash represents the amounts deposited at a bank as guarantees in connection with the loan utilized by Astelit related to the 3G tender process as detailed in Note 19.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

16.	Cash and cash equivalents
	30 June 2015	31 December 2014
Cash in hand	100	106
Cheques received	13	34
Banks	1,598,150	3,892,611
- Demand deposits	256,146	247,533
- Time deposits	1,342,004	3,645,078
Bonds, bills and investment funds	1,623	2,147
Cash and cash equivalents in the statement of cash flows	1,599,886	3,894,898

As at 30 June 2015, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company, is amounting to $0.055 (31 December 2014: $0.055).

As at 30 June 2015, the average maturity of time deposits is 36 days (31 December 2014: 67 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 20.

17.	Dividends

On 25 March 2015, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010, 2011, 2012, 2013 and 2014 amounting to TL 3,925,000 (equivalent to $1,535,903  as at 26 March 2015, date of Ordinary General Assembly Meeting), which represented 42.5% of distributable income. This represents a net cash dividend of full TL 1.784091 (equivalent to full $0.70 as at 26 March 2015, date of Ordinary General Assembly Meeting) per share. This dividend proposal was discussed and approved at the Ordinary General Assembly of Shareholders held on 26 Mart 2015. The dividend was paid in three installments on 6 April, 8 April and 13 April 2015 to the shareholders.

Due to the seizure on all receivables of Cukurova Holding AS. including its dividend receivables as detailed in Note 23, dividend payables to Çukurova Holdings AS. was paid to SDIF.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Dividends (continued)

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to $217 as at 30 June 2015). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to distribute the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to $3,464 as at 30 June 2015). Dividend payments have been completed as at 4 August 2014.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the second and third quarters of 2014 financial year amounting to AZN 2,146 (equivalent to $2,047 as at 30 June 2015) on 23 October 2014. Dividend payments have been completed as at 4 November 2014.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 22 January 2015 to pay the dividend accrued in the fourth quarter of 2014 financial year amounting to AZN 2,258 (equivalent to $2,154 as at 30 June 2015). Dividend payments have been completed as at 28 January 2015.

Furthermore, according to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 30 April 2015 to pay the dividend accrued in the first quarters of 2015 financial year amounting to AZN 2,151 (equivalent to AZN 2,052 as at 30 June 2015) and the remaining amount of AZN 134 (equivalent to AZN 128 as at 30 June 2015) from 2014 financial year which is totally amounting to AZN 2,285 (equivalent to $2,180 as at 30 June 2015). Dividend payments have been completed as at 4 May 2015 and 5 May 2015.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 9 July 2015 to pay the dividend accrued in the second quarter of 2015 financial year amounting to AZN 530 (equivalent to $506 as at 30 June 2015). First installment of dividend payment was made on 10 July 2015. The remaining dividend payment will be made until 31 August 2015.

Furthermore, according to the resolution of the Ordinary General Assembly Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), Inteltek’s Board of Directors has decided on 25 June 2015 to pay the dividend accrued in 2012, 2013 and 2014 financial years amounting to TL 173,456 (equivalent to $64,571 as at 30 June 2015). Dividend payments have been started on 29 July 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Earnings per share

The calculations of basic and diluted earnings per share were based on the profit attributable to ordinary shareholders for the six and three months ended 30 June 2015 and 2014 of $316,551, $395,435, $268,470 and $232,582 and the weighted average number of shares outstanding during six and three months ended 30 June 2015 and 2014 of 2,200,000,000 calculated as follows:

	Six months ended 30 June		Three months ended 30 June
	2015	2014	2015	2014
Numerator:
Net profit for the period attributed to owners	316,551	395,435	268,470	232,582
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.14	0.18	0.12	0.11

19.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 20.

	30 June 2015	31 December 2014
Non-current liabilities
Unsecured bank loans	212,747	519,570
Secured bank loans	2,245	3,013
Finance lease liabilities	12,735	15,545
	227,727	538,128
Current liabilities
Unsecured bank loans	834,330	707,153
Current portion of unsecured bank loans	370,377	325,997
Current portion of secured bank loans	20,979	20,980
Secured bank loans	39,253	-
Current portion of finance lease liabilities	1,650	2,316
Option contracts used for hedging	-	362
	1,266,589	1,056,808

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 June 2015			31 December 2014
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2015-2017	Floating	Libor+0.7%-3.2%	1,114,000	1,117,356	Libor+0.7%-3.5%	1,224,162	1,226,770
Unsecured bank loans	USD	2015-2016	Fixed	2.4%-8.0%	75,866	88,560	2.4%-8.0%	110,348	121,246
Unsecured bank loans	TL	2015-2017	Fixed	8.3%-10.9%	206,354	211,538	8.3%-10.5%	204,494	204,704
Secured bank loans*	UAH	2015	Fixed	18.5%	38,543	39,253	-	-	-
Secured bank loans**	BYR	2015-2020	Fixed	12%-16%	2,307	2,879	12%-16%	3,260	4,106
Secured bank loans***	USD	2015	Floating	Libor+3.5%	17,834	20,345	Libor+3.5%	17,834	19,887
Finance lease liabilities	EUR	2016-2024	Fixed	3.4%	16,832	14,345	3.4%	20,771	17,545
Finance lease liabilities	USD	2015-2016	Fixed	18.0%-29.0%	60	40	0.7%-8.0%	356	316
					1,471,796	1,494,316		1,581,225	1,594,574

(*)	Secured by the blocked deposit amounting to USD 50,000, in connection with the loan utilized for Astelit 3G license.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (“SCM”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (Astelit has executed partial payments, and as of 30 June 2015, Astelit’s accrued obligations under its loans to Financell and Euroasia is equal to a total of $644,381). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $44,425 on two loan agreements following the Company’s $150,000 guarantee payment and other principal payments) and waivers were obtained for the aforementioned loans before 30 June 2015. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement (“SCM Loan”) currently totaling $43,876.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to two loan agreements) currently totaling $44,425. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 30 June 2015 and 31 December 2014. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although have not requested any pledges in connection with this loan.

With respect to the amounts due to Financell, on 2 February 2012, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

On 22 November 2014, Turkcell Board of Directors has issued a new resolution, in order to confirm Company’s intention for the continuation of Company’s guarantee to Financell related with Astelit financing, for an amount up to $373,000 principal amount which is the principal obligations of Financell as of the date of the relevant resolution, plus interest and any other costs, expenses and fees that may accrue.

In addition, to comply with the 3G tender process requirement, Astelit utilized a loan of UAH 810,000 (equivalent to $38,543 as at 30 June 2015) in January and February 2015 with cash collateral from a local bank and paid the tender guarantee amount. The cash collateral provided by Turkcell in connection with this loan is amounting to USD 50,000 and recognised in other currents assets in the financial statements as at 30 June 2015.

Subsequent events related to Astelit’s debt restructuring process are disclosed in Note 25.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Financial instruments

Credit risk

Impairment losses

The change in allowance for trade receivables and due from related parties as at 30 June 2015 and 31 December 2014 is as follows:

	30 June 2015	31 December 2014
Opening balance	313,826	324,017
Impairment loss recognized	37,614	71,029
Acquisition through business combination	-	1,058
Effect of change in foreign exchange rate	(44,669)	(32,818)
Amounts written-off	(1,274)	(49,460)
Closing balance	305,497	313,826

The impairment loss recognized of $37,614 for the six months ended 30 June 2015 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (30June 2014: $35,577).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this happens the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on carrying amounts is as follows:

	31 December 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	57	2,131
Due from related parties-current	4,519	190
Trade receivables and accrued income	31,901	30,557
Other current assets	10,852	4,215
Cash and cash equivalents	1,556,596	4,466
	1,603,925	41,559
Foreign currency denominated liabilities
Loans and borrowings-non current	(352,364)	(12,743)
Other non-current liabilities	(88,021)	-
Loans and borrowings-current	(1,015,855)	(1,682)
Trade and other payables	(139,005)	(23,912)
Due to related parties	(2,107)	(3,390)
	(1,597,352)	(41,727)
Net exposure	6,573	(168)

	30 June 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	4,590	2,131
Due from related parties-current	3,888	135
Trade receivables and accrued income	19,445	32,621
Other current assets	63,507	4,692
Cash and cash equivalents	781,384	215,698
	872,814	255,277
Foreign currency denominated liabilities
Loans and borrowings-non current	(86,491)	(11,463)
Other non-current liabilities	(86,039)	-
Loans and borrowings-current	(1,139,810)	(1,458)
Trade and other payables	(183,342)	(17,814)
Due to related parties	(250)	(273)
	(1,495,932)	(31,008)
Net exposure	(623,118)	224,269

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 June	30 June	30 June	31 December
	2015	2014	2015	2014

USD/TL	2.5602	2.1737	2.6863	2.3189
EUR/TL	2.8553	2.9758	2.9822	2.8207
USD/BYR	14,665	9,866	15,346	11,850
USD/UAH	21.3084	10.3375	21.0154	15.7686

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH and BYR against the following currencies as at 30 June 2015 and 31 December 2014 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2015	31 December 2014

USD	62,312	(657)
EUR	(24,897)	20

10% weakening of the TL, UAH and BYR against the following currencies as at 30 June 2015 and 31 December 2014 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2015	31 December 2014

USD	(62,312)	657
EUR	24,897	(20)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	30 June 2015	31 December 2014	Fair Value hierarchy	Valuation Techniques

Option contracts used for hedging (Note 19)	-	(362)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom (*)	(70,772)	(70,394)	Level 3	Present value by using market interest rate

There were no transfers between Level 2 and 3 in the period.

(*) Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2022 (31 December 2014: the first quarter of 2022). Discount rate of 5.3% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 30 June 2015 (31 December 2014: 5.0%).

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below:

Consideration payable in relation to acquisition of Belarusian Telecom:
	30 June 2015	31 December 2014
Opening balance	(70,394)	(69,054)
Total gains or losses recognized in profit or loss	(10,854)	(7,480)
Effect of change in foreign exchange rates	10,476	6,140
Closing balance	(70,772)	(70,394)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Financial instruments (continued)

Fair values (continued)

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		30 June 2015		31 December 2014
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets		3,504	3,504	4,216	4,216
Due from related parties-short term	23	13,921	13,921	5,579	5,579
Trade receivables and accrued income*	14	1,759,291	1,759,291	1,846,755	1,846,755
Other current assets	15	65,577	65,577	17,825	17,825
Held-to-maturity		1,668	1,668	4,832	4,832
Available for sale		-	-	3,512	3,512
Cash and cash equivalents	16	1,599,886	1,599,886	3,894,898	3,894,898
		3,443,847	3,443,847	5,777,617	5,777,617

Liabilities carried at amortized cost
Loans and borrowings-long term	19	(227,727)	(227,727)	(538,128)	(538,128)
Loans and borrowings-short term	19	(1,266,589)	(1,266,589)	(1,056,446)	(1,056,446)
Trade and other payables		(340,151)	(340,151)	(499,536)	(499,536)
Due to related parties	23	(7,482)	(7,482)	(10,624)	(10,624)
		(1,841,949)	(1,841,949)	(2,104,734)	(2,104,734)

* Includes non-current trade receivables amounting to $304,663 (31 December 2014: $336,334).

21.	Guarantees and purchase obligations

As at 30 June 2015, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to $1,038,229 (31 December 2014: $1,635,787). Payments for these commitments are going to be made in a 6 year period.

As at 30 June 2015, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to $1,581,158

(31 December 2014: $1,634,387).

22.	Commitments and Contingencies

Commitments and Contingencies related to Turkcell

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with the Ministry of Transport, Maritime Affairs and Communications on 17 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates has resulted in the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received. Therefore, the Company accrued a provision amounting to $29,101 for the difference between the unavoidable costs and benefits expected to be received for this onerous contract. However, the Company has also increased their foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized accumulated foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the   consolidated financial statements as of 30 June 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Turkcell (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Concession Agreement

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, the calculation basis for the treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the calculation basis. Calculation method of gross sales for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $38,212 as at 30 June 2015) and interest amounting to TL 68,276 (equivalent to $25,416 as at 30 June 2015) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against the Undersecretariat of Treasury. The Case Management Conference was held on 13 March 2014. The evidentiary hearing was held on 24-25 June 2014 and the parties’ witnesses were heard. Arbitral Tribunal decided to extend the deadline until 31 July 2015 for submitting the final award. The decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Disputes regarding the contribution share payments arising after the amendments made to the Concession Agreement in accordance with the Code numbered 5398

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.

However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company filed a lawsuit for the cancellation of the 9th article of the new license agreement.

On 10 March 2009, the Court rejected the case. The Company appealed the decision. The Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,493 as at 30 June 2015) and its accrued interest. The Company made the payment and filed a lawsuit for the stay of execution and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Council of State rejected ICTA’s request for the correction of the decision. The First Instance Court granted its decision in line with the reversal decision and rejected the case. Both Turkcell and ICTA appealed the decision. The Company replied this request. The Council of State approved the First Instance Court decision. The Company requested for the correction of decision in due time. The correction of the decision process is still pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,493 as at 30 June 2015) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,467 as at 30 June 2015) for the time being devoid of the amount which was paid to ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $518 as at 30 June 2015) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $19,080 as at 30 June 2015).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $17,172 as at 30 June 2015) and interest accrued amounting to TL 5,020 (equivalent to $1,869 as at 30 June 2015) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $1,908 as at 30 June 2015) and interest accrued amounting to TL 558 (equivalent to $208 as at 30 June 2015) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $19,080 as at 30 June 2015) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,102 as at 30 June 2015) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied to the appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment that the Company is not obliged to pay TL 3,320 (equivalent to $1,236 as at 30 June 2015) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $329 as at 30 June 2015). ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by the Company has been dismissed. The final award is appealed by ICTA.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $1,827 as at 30 June 2015) together with the penalty of TL 12,171 (equivalent to $4,531 as at 30 June 2015) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $1,827 as at 30 June 2015) together with the penalty of TL 12,171 (equivalent to $4,531 as at 30 June 2015) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $4,531 as at 30 June 2015) calculated over allegedly unpaid TL 4,909 (equivalent to $1,827 as at 30 June 2015) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance. The Court held its award rejecting ICTA’s claim of cancellation. ICTA appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $26,999 as at 30 June 2015) and conventional penalty of TL 205,594 (equivalent to $76,534 as at 30 June 2015). The Company paid TL 1,535 (equivalent to $571 as at 30 June 2015) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $26,427 as at 30 June 2015) and conventional penalty of TL 205,594 (equivalent to $76,534 as at 30 June 2015) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $76,534 as at 30 June 2015). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $25,450 as at 30 June 2015) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,550 as at 30 June 2015) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $503 as at 30 June 2015) of the remaining amount requested by the Treasury (The Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,047 as at 30 June 2015) requested over SIM card and equipment sales abroad was rejected). The Treasury declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $76,534 as at 30 June 2015); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The expert report which is in favor of the Company was submitted to the file.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

The Court decided to obtain an additional expert report. The additional report is in favor of the Company. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $596 as at 30 June 2015) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $510 as at 30 June 2015) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $102 as at 30 June 2015) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $6,100 as at 30 June 2015) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $6,001 as at 30 June 2015) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $17,737 as at 30 June 2015) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $5,979 as at 30 June 2015) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $17,684 as at 30 June 2015).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $5,979 as at 30 June 2015) and the penalty of TL 47,505 (equivalent to $17,684 as at 30 June 2015) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $142 as at 30 June 2015) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $142 as at 30 June 2015) and requested it to be paid.

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. The Company submitted its reply to the appeal request of ICTA. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement (continued)

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $5,979 as at 30 June 2015)and contribution share in the amount of TL 381 (equivalent to $142 as at 30 June 2015) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $17,684 as at 30 June 2015) requested by the letter of ICTA dated 20 August 2013. The hearings were held in April and September 2014. The arbitral tribunal, with respect to all claims, awarded in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $444 as at 30 June 2015) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company objected to TL 1,184 (equivalent to $441 as at 30 June 2015) of the requested amount, on the grounds that this request is contrary to the Concession Agreement. The Company paid the remaining part of this request, with reservation. The Company filed a lawsuit against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications, for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and also for the cancellation of the Treasury Report which is the legal basis of the aforementioned administrative act; before the Council of State. The Court rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,161 as at 30 June 2015) according to the Concession Agreement over the Treasury Share amount which was alleged that paid deficient. The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $10 as at 30 June 2015) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request, before the Council of State. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement (continued)

The total amount of TL 5,195 (equivalent to $1,934 as at 30 June 2015) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2013.

Dispute regarding the ICTA decision increasing The Company’s 3G coverage obligations

By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitans were extended. On the grounds of this law amendment, ICTA increased the Company’s coverage obligations, defined in the Company’s concession agreement, by its decision dated 21 July 2014 and numbered 2014/DK-YED/376. The Company filed a lawsuit for the stay of execution and the cancellation of the aforesaid decision. The Court decided for the stay of the execution. The case is pending.

Disputes on Interconnection Agreement

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for international calls.

The Company filed 3 separate lawsuits against Turk Telekom to cease this practice and requested the collection of its damages regarding principal, overdue interest and late payment fee, amounting to TL 11,970 in total (equivalent to $4,456 as at 30 June 2015) covering the period from August 2005 until October 2005; amounting to TL 23,726 (equivalent to $8,832 as at 30 June 2015) for the period between November 2005 and October 2006 and amounting to TL 6,836 (equivalent to $2,545 as at 30 June 2015) for the period between November 2006 and February 2007. The court decided to consolidate all cases.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $15,857 as at 30 June 2015) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $13,588 as at 30 June 2015), interest and penalty (calculated till the filing date of legal cases in 2005, 2006 and 2007) amounting to TL 6,095 (equivalent to $2,269 as at 30 June 2015) and interest and penalty to be calculated for the period between the filing date of legal case and payment date. The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. Turk Telekom also applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The case file was sent to the First Instance Court to grant a decision again. The First Instance Court decided in line with the reversal decision of Court of Cassation. The Court decided to obtain an expert report. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $11,812 as at 30 June 2015) with the claim that the Company exceeded its authorization given by its concession agreement.

The Company has filed a lawsuit for the cancellation of the related administrative acts and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State grant a motion for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $6,701 as at 30 June 2015) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $5,111 as at 30 June 2015) from the December frequency usage fee payment. On 26 December 2006, Council of State accepted the Company’s claim and annual the decision and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. Council of State, Plenary Session of the Chamber for Administrative Divisions rejected the ICTA’s correction of the decision request. Therefore, the Court decision is finalized in favor of the Company. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,153 as at 30 June 2015) for its damages occurred between the period when the Company made the payment and collected back. The case is still pending.

Turk Telekom filed a lawsuit against the Company with respect to the same issue requesting TL 450,931 (equivalent to $167,863 as at 30 June 2015) of which TL 219,149 (equivalent to $81,580 as at 30 June 2015) as principal and TL 231,782 (equivalent to $86,283 as at 30 June 2015) as interest, charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $19,789 as at 30 June 2015) and accrued interest amounting to a nominal amount of  TL 106,096 (equivalent to $39,495 as at 30 June 2015) in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected Turk Telekom’s request amounting to TL 171,704 (equivalent to $63,918 as at 30 June 2015) and accepted the request amounting to TL 279,227 (equivalent to $103,945 as at 30 June 2015). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The expert report was served to the Company. The parties objected to the report. The Court decided to obtain an additional expert report from the expert committee. The lawsuit is still pending.

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $10,842 as at 30 June 2015) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,125 as at 30 June 2015) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $11,193 as at 30 June 2015).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued a provision of TL 91,864 (equivalent to $34,197 as at 30 June 2015) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2010.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $8,703 as at 30 June 2015), overdue interest of TL 3,092 (equivalent to $1,151 as at 30 June 2015) and delay fee of TL 1,925 (equivalent to $717 as at 30 June 2015), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $782 as at 30 June 2015). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee.

The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Disputes regarding the Law on the Protection of Competition

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition.

As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $2,596 as at 30 June 2015) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State rejected the case. The Company appealed the decision. The Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $2,596 as at 30 June 2015) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company appealed this decision. Council of State reversed the judgment of the First Instance Court. First Instance Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of execution requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request. The Council of State rejected the correction of the decision request of The Inheritance and Charges Tax Office. The Court of First Instance decided to comply with the Council of State’s reversing decision and decided to cancel the payment order. The Inheritance and Charges Tax Office appealed the decision. The Company replied this request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

On 23 December 2009, as a result of an investigation initiated by the Competition Board, the Company was fined amounting to TL 36,072 (equivalent to $13,428 as at 30 June 2015), based on the grounds that the Company violated competition rules in GSM and mobile marketing services markets. The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $10,071 as at 30 June 2015) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $372 as at 30 June 2015), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $1,861 as at 30 June 2015) and in addition requested TL 1,000 (equivalent to $372 as at 30 June 2015) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. The Court of Appeal rejected Avea’s request for appeal and upheld the decision in favor of the Company. Avea applied for the correction of decision. The Supreme Court of Appeals reversed the decision of the court of first instance.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute with the Competition Board regarding the business practices with sub-distributors

On 1 December 2009, Competition Board decided to initiate an investigation against the Company whether the Company, violated the related clauses of the Competition Act numbered 4054 by its applications on its sub-distributors.

As a result of the respective investigation, on 9 June 2011 the Competition Board imposed an administrative fine on the Company amounting to TL 91,942 (equivalent to $34,226 as at 30 June 2015) on the grounds that the Company violates its dominant position in GSM services market. On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company requested stay of execution for the aforementioned Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $34,226 as at 30 June 2015) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending. The blockage applied by the Tax Office with respect to the payment order on the Company’s deposit amounting to TL 91,942 (equivalent to $34,226 as at 30 June 2015) has been released in 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Pamuk Elektronik, a former dealer of the Company whose contract has been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $782 as at 30 June 2015) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $34,226 as at 30 June 2015) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The Company replied to the correction of decision. The Court of Cassation rejected Pamuk Elektronik’s correction of the decision request. Pamuk Elektronik has sent a warning to the Company in order to initiate arbitration procedure. The Company has responded to the warning. Arbitration proceedings have been initiated by Pamuk Elektronik against The Company and the lawsuit petition has been served to the Company.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $41,129 as at 30 June 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $34,226 as at 30 June 2014) administrative fine to the Company. The lawsuit is pending.

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $23,825 as at 30 June 2015) due to the applications of the Company and requested TL 1,000 (equivalent to $372 as at 30 June 2015) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $23,825 as at 30 June 2015) claimed by Mep Iletisim ve Dis Ticaret AS was calculated as TL 16,700 (equivalent to $6,217 as at 30 June 2015). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $6,217 as at 30 June 2015) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $6,998 as at 30 June 2015) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The expert committee submitted their report to the Court. The report is against the Company. The Court decided to obtain another expert report from another expert on brand valuation. The expert report is partially against the Company. The Company submitted its objections against the expert report. Mep Iletisim ve Dis Ticaret AS has adjusted its claim to TL 8,900 (equivalent to $3,313 as at 30 June 2015) in the consolidated case. Total claim was revised as amounting to TL 25,600 (equivalent to $9,530 as at 30 June 2015) in both cases. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $447 as at 30 June 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $34,226 as at 30 June 2015) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $186 as at 30 June 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $34,226 as at 30 June 2015) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The court decided to obtain an expert report. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $372 as at 30 June 2015) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $34,226 as at 30 June 2015) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimation of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008, regarding the allegation that Turkcell has exclusive practices on vehicle tracking services market, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the same. After the aforementioned investigation, the Competition Board decided that the Company infringed competition rules by its exclusive practices on vehicle tracking service market and imposed a fine amounting to TL 39,727 (equivalent to $14,789 as at 30 June 2015). The reasoned judgment has been delivered to the Company on 15 May 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Investigation of the Competition Board regarding vehicle tracking services (continued)

Since the administrative fine amounting to TL 39,727 (equivalent to $14,789 as at 30 June 2015) was paid within 1 month following the notification of the decision of Competition Board, 25% discount was applied and payment amounting to TL 29,795 (equivalent to $11,091 as at 30 June 2015) was made on 13 June 2014 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

The Company filed a lawsuit on 11 July 2014 for the stay of execution and the cancellation of the aforementioned administrative act and fine. The Court decided to reject the stay of execution request. The Company objected to this decision. Objection was rejected. The case is pending.

Dispute on National Roaming Agreement

The ICTA decided that the Company has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges the Company to provide national roaming services and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $8,123 as at 30 June 2015). On 7 April 2004, although the Company made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to the Company until the conclusion of the law suit on 1 December 2004, the Company re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, the Company initiated a lawsuit against ICTA for the collection of TL 7,111 (equivalent to $2,647 as at 30 June 2015) which is the accrued interest of the total amount that the Company could not benefit between the period when the Company made the payment and ICTA returned the same amount to the Company. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $2,422 as at 30 June 2015) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $2,422 as at 30 June 2015) with its accrued interest amounting to TL 1,596 (equivalent to $594 as at 30 June 2015) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that the Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,492 as at 30 June 2015) for misinforming the Authority and TL 374 (equivalent to $139 as at 30 June 2015) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,224 as at 30 June 2015) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $11,945 as at 30 June 2015). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $8,959 as at 30 June 2015) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $19,904 as at 30 June 2015) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $14,928 as at 30 June 2015) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $14,928 as at 30 June 2015) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 (equivalent to $14,928 as at 30 June 2015) to ICTA on 6 October 2011. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $17,209 as at 30 June 2015) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $4,976 as at 30 June 2015) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $19,904 as at 30 June 2015) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables amounting to $6,329 arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The Court decided to obtain an expert report. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on deposits at banks (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $78,568 as at 30 June 2015) principal and TL 316,583 (equivalent to $117,851 as at 30 June 2015) totaling to TL 527,639 (equivalent to $196,418 as at 30 June 2015) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure. The parties could not reach a settlement so that, they signed a minute stating that there is no settlement between the parties. Istanbul 11th Tax Court accepted the 12 of the cases filed for the cancellation of the accrual slips prepared for the year 2009. Istanbul 4th Tax Court partially accepted the 12 of the cases filed for the cancellation of the accrual slips prepared for the year 2011. The other cases are still pending.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case. As of reporting date no notification has been received regarding the result of the investigation by the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $2,460 as at 30 June 2015) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim. Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. Therefore, the court decision is finalized.

Moreover, the Company filed another lawsuit for the cancellation of the aforementioned interest charge amounting to TL 6,609 (equivalent to $2,460 as at 30 June 2015). On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit regarding the loss arisen due to the fact that The Company cannot write off the extra units, loaded to the cellular phone lines of the inactive subscribers, paid for the year 2014 Corporate Tax.

The Company filed a lawsuit for the stay of execution and the cancellation of the part of the Corporate Tax, in the amount of TL 26,620 (equivalent to $9,910 as at 30 June 2015) which was subject to the tax payment, paid with reservation in the year 2014, within the scope of the loss arisen because the Company cannot write off the extra units loaded to the cellular phone lines of the inactive prepaid subscribers. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Lawsuit regarding the loss arisen out of the sale of A-Tel’s shares, paid for the year 2014 Corporate Tax.

The Company filed a lawsuit for the stay of execution and the cancellation of the part of the Corporate Tax in the amount of TL 28,345 (equivalent to $10,552 as at 30 June 2015) which was subject to the tax payment, paid with reservation in the year 2014 regarding the loss in the amount of TL 188,963 (equivalent to $70,343 as at 30 June 2015) arisen out of the sale of A-Tel’s shares. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Lawsuit regarding the loss, arisen out of the sale of T-Medya’s shares of Turktell paid for the year 2014 Corporate Tax.

Turktell filed a lawsuit for the stay of execution and the cancellation of the part of the Corporate Tax in the amount of TL12,986 (equivalent to $4,834 as at 30 June 2015) which was subject to the payment with reservation in the year 2014 regarding the loss in the amount of TL 17,314 (equivalent to $6,445 as at 30 June 2015)  arisen out of the sale of T-Medya’s shares. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with MTN regarding Iranian GSM tender process

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The Company submitted the revised particulars of claim. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,029 as at 30 June 2015) including interest. The expert report is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The Court of Cassation reversed the judgement of the First Instance Court. The Company applied for the correction of the decision process in due time.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $4 as at 30 June 2015) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Cancellation of the Regulation on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 22 August 2011, Turk Telekom filed a lawsuit on the grounds that on-net tariffs of the Company are under the interconnection fees against the ICTA Board decision which is stipulating that on-net tariffs of the Company cannot be under the interconnection fees which are applied to other operators and requested TL 1,000 (equivalent to $372 as at 30 June 2015) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. The Court of Cassation reversed the judgment of the First Instance Court. The Company requested for correction of the decision. The correction of the decision process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $372 as at 30 June 2015) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $17,496 as at 30 June 2015). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report submitted to the file is in favor of the Company.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $14,890 as at 30 June 2015) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The Court dismissed both cases. Avea appealed the decision. The Company submitted its reply to the appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $5,639 as at 30 June 2015) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision in favor of the Company. The defendant applied to the correction of the decision. The Company replied the same. The correction of the decision process is pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $25,388 as at 30 June 2015). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The correction of the decision process is pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $25,388 as at 30 June 2015) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request. The Court of First Instance decided to comply with the Council of State’s reversal decision and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The correction of the decision process is pending.

The administrative fine amounting to TL 68,201 (equivalent to $25,388 as at 30 June 2015) was paid on 13 May 2014 with reservation and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014. The Company filed a lawsuit on 11 June 2014 for the cancellation of the accrual slip which was issued by the Large Taxpayer Office, and for the reimbursement of the aforementioned amount. The Court rejected the case. The Company shall appeal the respective decision in due time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $452 as at 30 June 2015) and tax penalty of TL 1,822 (equivalent to $678 as at 30 June 2015) and VAT amounting to TL 874 (equivalent to $325 as at 30 June 2015) and tax penalty of TL 1,315 (equivalent to $490 as at 30 June 2015). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The Council of State approved the first instance court’s decisions, in favor of the Company, regarding the cancellation of the special communication tax and its tax penalty assessment. Tax Administration applied for the correction of the decision process against the respective decisions. The Council of State rejected the Tax Administration’s correction of the decision request on the two of the three cases filed for the cancellation of the SCT and its tax penalty. Therefore, the Court decisions, given on the aforementioned two cases are finalized in favor of the Company. Correction of the decision process is pending on the other case.

The Council of State approved the First Instance Courts’ decisions in favor of the Company, regarding the 3 cases filed for the cancellation of the VAT and its tax penalty. Tax Administration applied for the correction of the decision process against the decisions.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $5,830 as at 30 June 2015) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $299 as at 30 June 2015) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $224 as at 30 June 2015) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $9,859 as at 30 June 2015) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $7,394 as at 30 June 2015) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company made an individual application against the respective decision, before the Constitutional Court.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 (equivalent to $7,394 as at 30 June 2015) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $7,394 as at 30 June 2015) and TL 26,716 (equivalent to $9,945 as at 30 June 2015) were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the condensed interim consolidated financial statements as at and for the period ended 30 June 2015, provision amounting to TL 8,431 (equivalent to $3,139 as at 30 June 2015) is recognized for the amount which has not been reimbursed to the subscribers yet (31 December 2014: TL 8,527 (equivalent to $3,174 as at 30 June 2015)).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $149 as at 30 June 2015) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service does not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $112 as at 30 June 2015) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s stay of execution request made during the appeal process. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA based on the complaint of a subscriber

After the investigation ICTA initiated against the Company upon the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $2,984 as at 30 June 2015) on 13 January 2011, for making some subscribers suffer and TL 2,004 (equivalent to $746 as at 30 June 2015) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $2,798 as at 30 June 2015) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of these administrative fines. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts rejected both cases. The Company appealed both cases. The Council of State rejected the Company’s stay of execution requests, during the appeal process. Appeal processes are still pending.

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

Upon the investigation ICTA decided to launch, related to breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping, ICTA decided to impose an administrative fine on the Company amounting to TL 11,225 (equivalent to $4,179 as at 30 June 2015) and its decision was delivered to the Company on 6 June 2011. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,134 as at 30 June 2015) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution request at appeal phase. The Company requested stay of execution for the second time. Appeal process is still pending.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $2,412 as at 30 June 2015) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The Company applied to the Constitutional Court against the decision.

The Company has paid the principal of TL 6,480 (equivalent to $2,412 as at 30 June 2015), late payment interest of TL 5,103 (equivalent to $1,900 as at 30 June 2015) and related fees of TL 524 (equivalent to $195 as at 30 June 2015) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $3,318 as at 30 June 2015). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $2,802 as at 30 June 2015) together with the interest that will occur until the actual payment of the subject amount to the Company.

Within the context of the amicable agreement concluded on 1 November 2014 between Turkcell and T-Medya, the parties agreed that the remaining debt amount will be paid to Turkcell via the barter and netoff.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

In consequence of consumer complaint, ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $612 as at 30 June 2015). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $459 as at 30 June 2015) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $4,259 as at 30 June 2015). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $3,194 as at 30 June 2015) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $372 as at 30 June 2015) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $279 as at 30 June 2015) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company shall apply for the correction of the decision in due time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users. Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $673 as at 30 June 2015) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $505 as at 30 June 2015) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the case filed for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The Council of State rejected the correction of the decision requests. The Company made an individual application against the decision, before the Constitutional Court.

The Court rejected the Company’s stay of execution request on the other lawsuit, which was filed for the cancellation of the administrative fine, imposed to the Company for not giving the requested information in due time. The Company objected to the decision. The objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The correction of the decision process is pending.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. As a result of the investigation, ICTA imposed an administrative fine amounting to TL 1,635 (equivalent to $609 as at 30 June 2015) and the decision was notified to the Company on 6 August 2012. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $456 as at 30 June 2015) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company applied to the Constitutional Court against the decision. Examination is in progress.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $662 as at 30 June 2015) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized. Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid TL 4,337 (equivalent to $1,614 as at 30 June 2015) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 2013.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $4,285 as at 30 June 2015) including principal amounting to TL 8,024 (equivalent to $2,987 as at 30 June 2015), overdue interest amounting to TL 2,343 (equivalent to $872 as at 30 June 2015) and late payment fee amounting to TL 1,144 (equivalent to $426 as at 30 June 2015) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10% delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40% of the capital in the amount of TL 3,209 (equivalent to $1,195 as at 30 June 2015) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $11,794 as at 30 June 2015) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $7,951 as at 30 June 2015) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of six of the lawsuits, the First Instance Court decided to consolidate the lawsuits, under the first lawsuit filed by Turk Telekom. An expert report was taken on the case and the expert report is in favor of the Company. The case is still pending.

The Court decided to obtain expert reports in two lawsuits. The expert reports are in favor of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favor of the Company. Two of the lawsuits were rejected in favor of the Company. Turk Telekom appealed those aforementioned two cases. Court of Cassation approved the decision of the First Instance Court in favor of the Company, filed for the period of December 2010. Turk Telekom requested correction of the decision. Appeal process is still pending on the other case.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $372 as at 30 June 2015) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The Court rejected the lawsuit in favor of the Company. Turk Telekom appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $1,686 as at 30 June 2015) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $238 as at 30 June 2015) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request. The Company applied to Constitutional Court against the decision. The Constitutional Court rejected the Company’s individual application.

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,178 as at 30 June 2015) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,526 as at 30 June 2015) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The cases were dismissed by the Courts. Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $766 as at 30 June 2015), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of the Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $766 as at 30 June 2015) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company. ICTA appealed the decision. The Company replied the appeal request. The Council of State approved the first instance court’s decision. The ICTA applied for the correction of the decision. The correction of the decision process is pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $574 as at 30 June 2015) was paid on 3 January 2013.

ICTA reimbursed the relative amount to Turkcell on 2 July 2014 with respect to the Court decision. The decision has not finalized so the Company has not recognized any income in the condensed interim consolidated financial statements as at and for the period ended and 30 June 2015 (31 December 2014: None).

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $620 as at 30 June 2015). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $465 as at 30 June 2015) was paid on 22 February 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Tax penalty as a result of tax investigation regarding deduction of investment incentive in corporate tax base calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $5,416 as at 30 June 2015) and related penalty amounting TL 21,822 (equivalent to $8,123 as at 30 June 2015) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $3,791 as at 30 June 2015) and related interest amounting TL 11,156 (equivalent to $4,153 as at 30 June 2015). Tax penalty amounting TL 21,822 (equivalent to $8,123 as at 30 June 2015) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $11,121 as at 30 June 2015) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the settlement with the fiscal authority, provision amounting to TL 8,534 (equivalent to $3,177 as at 30 June 2015) has been recorded as income in the consolidated financial statements as at and for the period ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2014, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $49,094 as at 30 June 2015) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The Court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bereket Holding AS (formerly known as Bilgin Holding AS), Bilgin Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bereket Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bereket Holding AS. The Court rejected the case on the procedural grounds. Bereket Holding AS and SDIF have appealed the court decision. The Company replied to this appeal request. Bereket Holding A.Ş. and SDIF have waived from the lawsuit in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel (continued)

Bereket Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $37 as at 30 June 2015) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. Bereket Holding A.Ş. waived from the lawsuit and decision of the court became definite in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $307 as at 30 June 2015) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $230 as at 30 June 2015) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of TL 736 (equivalent to $274 as at 30 June 2015). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $205 as at 30 June 2015) was paid on 7 June 2013.

The Lawsuit filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $931 as at 30 June 2015) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favor of the Company. Wrestling Federation objected to the report. The Court rejected the case in favor of the Company. Turkish Wrestling Federation appealed the decision. The Company replied this request in due time. The Court of Cassation approved the decision of the First Instance Court.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on invoicing mistakes

ICTA pursued an investigation to examine the subscribers’ complaints which are about the Company’s invoicing mistakes. On-site investigations have been commenced between 14-17 January and 15-16 May 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 2 June 2014. On 2 July 2014 the Company filed its written defenses to ICTA. An oral hearing was held before the ICTA Board on 31 October 2014.

ICTA, by its decision dated 31 October 2014 took upon the aforementioned investigation, decided to issue an official warning to the Company as regards to the allegation that the Company misinformed the subscribers regarding one of its Tariff Package; moreover, ICTA imposed an administrative fine of TL 1,213 (equivalent to $452 as at 30 June 2015) in total, with respect to its allegations that the Company violated its obligations related to correct invoicing and also violated its obligations related to the consumer rights and the obligations arisen out of its authorization; furthermore, ICTA decided that the reimbursements (stipulated to be made to the subscribers due to the infringements, which were alleged that occur within the scope of the aforementioned Board Decision) should be finalized within 6 six month. The Company filed 8 separate lawsuits for the cancellation of the aforementioned decision on 15 January 2015. The Court rejected the Company’s stay of execution request, made on the lawsuit, which was filed for the cancellation of the Article 8 of the aforementioned Board Decision. The Company objected to this decision. Objection was rejected. All of the cases are pending.

Since the administrative fine amounting to TL 1,213 (equivalent to $452 as at 30 June 2015) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 910 (equivalent to $339 as at 31 December 2013) was made on 7 January 2015.

In the condensed interim consolidated financial statements as at and for the period ended 30 June 2015, provision amounting to TL 1,988 (equivalent to $740 as at 30 June 2015) is recognized for the amount which has not been reimbursed to the subscribers (31 December 2014: TL 2,957 (equivalent to $1,101 as at 30 June 2015)).

Investigation initiated by ICTA on limited usage services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $6,901 as at 30 June 2015) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $13,842 as at 30 June 2015) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $6,901 as at 30 June 2015) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $5,176 as at 30 June 2015) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. District Administrative Court rejected the objection. The case is pending.

In the consolidated financial statements as at and for the period ended 31 December 2014, the Company has netted of TL 16,400 (equivalent to $6,105 as at 30 June 2015) of reimbursement to subscribers from sales revenues. In the condensed interim consolidated financial statements as at and for the period ended 30 June 2015, remaining provision for the expected reimbursement to subscribers is TL 9,979 (equivalent to $3,715 as at 30 June 2015) (31 December 2014: TL 10,047 (equivalent to $3,740 as at 30 June 2015)).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on subscription contracts and invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $661 as at 30 June 2015) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $495 as at 30 June 2015) was made on 18 February 2014.

Investigation initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 16 January 2014, amounting to TL 1,413 (equivalent to $526 as at 30 June 2015). The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The Company requested stay of execution again. The Court rejected the stay of execution request of the Company again. The Company objected to this decision. Objection was rejected. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, and 25% discount was applied and payment amounting to TL 1,059 (equivalent to $394 as at 30 June 2015) was made on 7 March 2014.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 67,493 (equivalent to $25,125 as at 30 June 2015) than it was required for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defense, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit the Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $1,680 as at 30 June 2015) regarding the radio utilization and usage fee which the Company allegedly did not pay for the years 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $986 as at 30 June 2015) for the amount of TL 62,399 (equivalent to $23,229 as at 30 June 2015) of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. The Company filed a lawsuit on 28 April 2014 for the cancellation of the aforementioned decision. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,986 (equivalent to $739 as at 30 June 2015) was made on 16 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

ICTA sent notifications to the Company dated 27 May 2014 and 26 June 2014 and by these notifications, ICTA demanded the Company to pay the radio utilization and usage fees amounting to TL 67,493 (equivalent to $25,125 as at 30 June 2015); the amount which the Company allegedly paid deficiently on ICTA’s decision took upon the aforementioned investigation on the radio utilization and usage fees regarding the term 2010-2011. After that, ICTA send another notification to the Company on 24 July 2014 and notify the Company that it deducted the Company’s claims which the Company entitled to collect by sharing its antenna facilities. The Company filed a lawsuit on 5 September 2014 for the cancellation of these 3 administrative acts. Moreover, the Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,493 (equivalent to $25,125 as at 30 June 2015) is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

ICTA filed a lawsuit against the Company on 13 October 2014 for the collection of TL 40,885 (equivalent to $15,220 as at 30 June 2015) the amount which ICTA alleged that the Company paid deficiently by its Board decision, took upon the investigation on the radio utilization and usage fees regarding the term 2010-2011 with its accrued interest. The Court decided to obtain an expert report, regarding the respective case. The case is still pending.

ICTA, imposed an administrative act on the Company by referring to its Board Decision took upon the investigation on the radio utilization and usage fees regarding the period 2010-2011 and alleged that the Company has also paid the radio utilization and usage fees deficiently in the amount of TL 1,257 (equivalent to $468 as at 30 June 2015), during the term 2013 July-December and by this administrative act, send accrual slips so as to collect the respective amount. The Company filed a lawsuit on 8 September 2014 for the cancellation of ICTA’s aforementioned accrual slips and administrative act, implied on the Company. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809. The Court decided to consolidate this lawsuit with the lawsuit filed by ICTA on 13 October 2014. The cases are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

Due to the fact that the Company did not pay TL 1,257 (equivalent to $468 as at 30 June 2015), the amount which was alleged that the Company paid deficiently during the term 2013 July-December, ICTA filed a lawsuit on 23 December 2014 for the collection of the aforementioned amount with its accrued interest, which will be calculated according to Code numbered 6183. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees.

As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 (equivalent to $1,043 as at 30 June 2015) for the amount of TL 43,519 (equivalent to $16,200 as at 30 June 2015) of radio utilization and usage fee which the Company allegedly did not pay for the year 2012.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 (equivalent to $782 as at 30 June 2015) was made on 11 September 2014. The Company filed a lawsuit on 2 October 2014 for the cancellation of the aforementioned Board Decision. The case is pending.

The Company filed a lawsuit on 24 November 2014 for the cancellation of ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees in the amount of TL 43,736 (equivalent to $16,281 as at 30 June 2015) which was claimed to have been paid deficiently on the aforementioned administrative act. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by these lawsuits. The case is pending.

ICTA filed a lawsuit on 3 March 2015 for the collection of TL 43,519 (equivalent to $16,200 as at 30 June 2015). The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation on the radio utilization and usage fees, regarding the year 2012 with its accrued interest, which will be calculated. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 43,736 (equivalent to $16,281 as at 30 June 2015) is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on mobile number portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to TL 1,059 (equivalent to $394 as at 30 June 2015).

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 795 (equivalent to $296 as at 30 June 2015) was made on 1 April 2014.

The Company filed a lawsuit on April 2, 2014 for the stay of execution and the cancellation of the 2 and article of the aforementioned decision, regarding the administrative fine imposed on the Company amounting to TL 530 (equivalent to $197 as at 30 June 2015). The Court rejected the Company’s stay of execution request. The Company objected the decision. Objection was rejected. The Court decided to cancel the administrative fine.

Investigation initiated by ICTA on ICTA Board Decision No: 149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $1,512 as at 30 June 2015) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation. The Company filed 3 separate lawsuits for the stay of execution and the cancellation of the related articles of the aforementioned decision. The Court rejected the stay of execution requests. The Company objected these decisions. Objections were rejected. The cases are pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 3,046 (equivalent to $1,134 as at 30 June 2015) was made on 1 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees

ICTA commenced an investigation based on Article 7 of the Board Decision on 11 December 2013, regarding the correctness of the subscription numbers reports, excluding the 2010-2011 period, which is essential for the payment of radio utilization and usage fees. On-site investigations have been commenced in June 2014 and July 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 20 February 2015. The inquiry claims that the Company paid less radio utilization and usage fees total amounting to TL 114,587 (equivalent to $42,656 as at 30 June 2015) than it was required between the years 2006-2009, and an administrative fine should be imposed. The Company’s written defense was submitted within the due date. The oral hearing was held before the ICTA Board on 28 July 2015.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation initiated by Competition Authority for Exclusive Agreements for the base station areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding the Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation and additional report has been sent to the Company. Written defenses were submitted within due date. The Competition Authority Board decided that the Company’s practices did not cause any infringement under the Law number 4054.

Cancellation of the administrative acts and accrual slips regarding the usage of TRX Radio Utilization fees

The Company filed a lawsuit for the stay of execution and the cancellation of ICTA’s administrative acts and the accrual slips amounting to TL 1,418 (equivalent to $528 as at 30 June 2015). ICTA ordered the Company to re-pay the right of usage fees for the TRXs that are relocated and in this scope, ordered the Company to pay the right of usage fee retrospectively by its aforementioned administrative acts.

ICTA cancelled some of the aforementioned accrual slips and prepared new accrual slips instead of the cancelled ones. The Company filed a lawsuit on 2 March 2015; for the cancellation of the respective new accrual slips and the administrative act regarding the notification of these accrual slips. The case is still pending.

Investigation initiated by ICTA on open lines

ICTA initiated an investigation about the Company’s compliance with open lines and unit/minute frauds regulations. On-site investigations have been commenced on 18-20 August 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on
22 October 2014. The Company’s written defenses was submitted within due date. The oral hearing was held before the ICTA Board on 27 May 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on processing of personal data

ICTA initiated an investigation about the Company’s compliance with the regulations of processing personal data, withdrawal cost calculations, target messaging, smart advertising. On-site investigations have been commenced on 22-24 January 2014 and 16-18 April 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 4 November 2014. The Company’s written defenses was submitted within due date. The oral hearing was held on 28 July 2015 before the ICTA Board.

In the condensed interim consolidated financial statements as at and for the period ended 30 June 2015, provision for the withdrawal cost by calculated Turkcell amounting to TL 4,014 (equivalent to $1,494 as at 30 June 2015) is recognized for the amount which has not been reimbursed to the subscribers (31 December 2014: TL 5,408 (equivalent to $2,013 as at 30 June 2015)).

Investigation initiated by ICTA on Overcharging and Consumer Complaints

ICTA initiated an investigation about invoice upper limit regulations which is about; informing subscribers during international mobile data roaming, overcharging subscribers during the change of some tariffs and misinforming some subscribers. On-site investigation has been commenced on 14-16 October 2014 and inquiry of investigation which includes claims of the investigation was delivered to the Company on 25 February 2015. The inquiry also states that the Company didn’t send the mandatory messages to the subscribers in most of the cases thus some subscribers were overcharged in the amount of TL 7,170 (equivalent to $2,669 as at 30 June 2015). The Company’s written defenses submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees of 2013

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2013 which is essential for the payment of radio utilization and usage fee. The inquiry of investigation claims that the Company paid less radio utilization and usage fees total amounting to TL 21,191 (equivalent to $7,889 as at 30 June 2015) and an administrative fine should be imposed. The Company’s written defense was submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation initiated by ICTA on termination of subscription

ICTA initiated an in investigation about the Company’s compliance with the regulations about subscribers’ termination demands. On-site investigations have been commenced on 10-11 November 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 9 March 2015. The Company’s written defenses was submitted within due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

 Investigation initiated by ICTA on termination of subscription (continued)

The Company accrued a provision amounting to TL 1,435 (equivalent to $534 as at 30 June 2015) for the projected to be reimbursed amount to subscribers as of in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Investigation initiated by ICTA on TRX Radio Utilization Fees

ICTA commenced an investigation on the correctness of notifications about TRX channels which are essential for the radio utilization and usage fees, made to ICTA by the Company in 2011 and before. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 8,731 (equivalent to $3,250 as at 30 June 2015) than it was required for the years 2005-2011, and besides an administrative fine should be imposed. The Company’s written defense was submitted within due date, and an oral hearing was requested.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Commitments and Contingencies related to Inteltek

Disputes with Spor Toto

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. The 13th Council of State has decided to accept Inteltek’s appeal request and reversed the decision of the Administrative Court. The defendant applied for correction of decision. It has been replied to the request for correction of decision within its legal term by Inteltek. The Council of State decided to reject the request for correction of decision. The lawsuit file has been sent to its Court of First Instance.

Commitments and Contingencies related to Astelit

Astelit 3G Agreement

In March 2015, Astelit received 3G license amounting to UAH 3,355,400 (equivalent to $159,664 as at 30 June 2015). According to 3G License terms, license is covering all 27 Ukrainian regions. It is taken for 30 MHz range in 1920-1935 and 2110-2125 band and is valid for 15 years. 3G license obligations include to ensure quality of 3G service in regional centers within 18 months, to ensure quality of 3G service in all settlements with population more than 10,000 within 2-6 years and to finance conversion of spectrum from military use.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Commitments and Contingencies related to Astelit (continued)

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of UAH 106,443 (equivalent to $5,065 as at 30 June 2015), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore, Astelit made a counterclaim for the recovery of indebtedness in the amount of UAH 35,292 (equivalent to $1,679 as at 30 June 2015).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor has a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine but, the distributor did not use the right.

The distributor had a statute of limitation for 3 years from the date of the High Commercial Court decision, which expired on 26 March 2015. The distributor is not conducting economic activity for a long period of time and has not appealed the decision. The possibility of such actions from distributor is lost.

Based on the management decision, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional UAH 11,651 (equivalent to $554 as at 30 June 2015). The High Administrative Court decided in favor of Tax Administration on 27 March 2014. Therefore, Astelit paid the aforementioned amount on 4 April 2014. Also, additional penalty based on 120% of NBU’s daily rate will be paid to the Tax Authority according to the court decision. The court has decided that Euroasia status as financial institution must be defined under Ukrainian law.

On 27 June 2014, Astelit filed an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 14 July 2014, the High Administrative Court applied Astelit’s admission for review in Supreme Court.

On 2 December 2014, the Supreme Court has rejected Astelit`s appeal completely. The initial tax decision regarding additional withholding tax paid (UAH 11,651) and Euroasia qualification as nonfinancial institution remain in force.

Based on negative court decision, Ukrainian Tax Authority invited Astelit’s representatives to the meeting and proposed to pay voluntarily the difference of withholding tax up to 10% and 3% of tax fine for the period of 2011-2012. Astelit paid this difference amounting to UAH 4,105 (equivalent to $195 as at 30 June 2015) in December 2014.

On 26 March 2015, Astelit lodged an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 30 March 2015, Supreme Court of Ukraine dismissed Astelit’s claim.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Commitments and Contingencies related to Astelit (continued)

Dispute of Astelit related to withholding tax on interest expense (continued)

Based on the management opinion, provision amounting to UAH 4,806 (equivalent to $229 as at 30 June 2015) has been set for the penalty risks belonging to years 2009-2010-2011 and 2012 in the condensed interim consolidated financial statements as at and for the period ended 30 June 2015 (31 December 2014: $305).

Commitments and Contingencies related to Superonline

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $444 as at 30 June 2015) for insufficient payments made by Turkcell Superonline for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $448 as at 30 June 2015) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. Any payment has not been received as of 30 June 2015. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $123 as at 30 June 2015) and TL 450 (equivalent to $168 as at 30 June 2015) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration but this application was rejected, decisions are approved. Turkcell Superonline filed two lawsuits for repayment of TL 410 (equivalent to $153 as at 30 June 2015) and TL 558 (equivalent to $208 as at 30 June 2015). After the full remedy action lawsuits for repayment, Communication General Directorate which related to Ministry of Communications paid TL 330 (equivalent to $123 as at 30 June 2015) in regard to universal service fund for the year 2005 and TL 449 (equivalent to $167 as at 30 June 2015) in regard to universal service fund for the year 2006 to Turkcell Superonline on 17.06.2015. Because of the insufficient amount paid for the lawsuits which we claimed other than principal, that TL 80 (equivalent to $30 as at 30 June 2015)interest for the year 2005 and TL 109 (equivalent to $41 as at 30 June 2015) interest for the year 2006. We continue both lawsuits for these insufficient amounts. The other two cases were rejected by the court, those decisions were appealed. The appeals about cases related to both order of payments amount of TL 68 (equivalent to $25 as at 30 June 2015) and TL 354 (equivalent to $132 as at 30 June 2015) were accepted by Council of State in favor of Turkcell Superonline.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) and Turkcell Superonline. Fokus had cancelled the contract and filed a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $3,959 as at 30 June 2015) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $9,305 as at 30 June 2015) for the work order given jobs together with the applicable past-due interest. Additionally, it was stated that TL 53,756 (equivalent to $20,011 as at 30 June 2015) was reserved for revenue loss.

Turkcell Superonline had filed a lawsuit against Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) because of unfair termination of the agreement and obstinacy. Total value of this action was TL 9,324 (equivalent to $3,471 as at 30June 2015).

The two cases were merged by the court according to the application of Turkcell Superonline. When the lawsuit was in the process of technical expert examination, Parties reconciled and submitted mutual withdrawal petition. Both cases were rejected because of the mutual withdrawal by the court. Decisions were finalized.

23.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 June 2015 and 31 December 2014, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $16,371, $8,282, $5,875 and $4,651 for the six and three months ended 30 June 2015 and 2014, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Related parties (continued)

Due from related parties – short term	30 June 2015	31 December 2014
KVK Teknoloji Urunleri ve Tic. AS (“KVK Teknoloji”)	9,631	2,546
Vimpelcom OJSC (“Vimpelcom”)	1,710	808
Megafon OJSC (“Megafon”)	652	504
Azercell Telekom MMC (“Azercell”)	491	243
GSM Kazakhstan Ltd (“Kazakcell”)	236	489
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	111	429
Other	1,090	560
	13,921	5,579

Due from related parties short term is shown net of allowance for doubtful debts amounting to $72 as at 30 June 2015 (31 December 2014: $34).

Due from KVK Teknoloji, mainly resulted from simcard, scratch card sales and advances given to this company.

Due from Azercell, Vimpelcom, Megafon is resulted from telecommunications services such as interconnection and roaming.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

Due from Krea mainly resulted from receivables from call center revenues.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Related parties (continued)

Due to related parties – short term	30 June 2015	31 December 2014
KVK Teknoloji	4,184	4,058
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,998	3,049
Krea	231	1,505
Other	1,069	2,012
	7,482	10,624

Due to KVK Teknoloji resulted from the payables for sales commissions, terminal purchases and payables in relation to assigned receivables from this company.

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Krea mainly resulted from the content services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 20.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Six months ended		Three months ended
Revenues from related parties	30 June 2015	30 June 2014	30 June 2015	30 June 2014
Sales to KVK Teknoloji
Simcard and prepaid card sales	83,840	97,513	44,824	54,276
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	10,004	17,261	5,135	7,653
Sales to Vimpelcom
Telecommunications services	4,276	8,878	2,196	4,337
Sales to TeliaSonera International
Telecommunications services	3,576	3,849	1,361	1,764
Sales to Megafon
Telecommunications services	3,191	7,835	1,399	4,903
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	1,542	3,285	763	1,806
Sales to Krea
Call center revenues and interest charges	968	2,747	442	1,328

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Related parties (continued)

Transactions with related parties (continued)

	Six months ended		Three months ended
Related party expenses	30 June 2015	30 June 2014	30 June 2015	30 June 2014
Charges from KVK Teknoloji
Dealer activation fees and others	29,525	18,856	15,373	10,463
Charges from Kyivstar
Telecommunications services	10,837	16,837	4,973	7,390
Charges from Hobim
Invoicing and archiving services	5,654	8,758	2,721	4,035
Charges from Krea
Digital broadcasting services	1,652	2,658	607	1,238
Charges from Vimpelcom
Telecommunications services	1,269	3,504	477	1,754
Charges from Megafon
Telecommunications services	992	3,273	400	1,573
Charges from TeliaSonera International
Telecommunications services	948	4,038	354	2,264
Charges from Millenicom
Telecommunications services	871	1,906	490	944

The significant transactions are as follows:

Transactions with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group as of 30 June 2015, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the six months ended 30 June 2015 is TL 820,520 (equivalent to $305,446 as at 30 June 2015) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (30 June 2014: TL 522,825 (equivalent to $246,221 as at 30 June 2014).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Related parties (continued)

Transactions with KVK Teknoloji (continued):

Additionally, the Group made handset purchases from KVK for the sale of the product and marketing activities to subscribers.

KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015.

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

The Company’s subsidiary Global Bilgi is also providing call center services for Krea.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Related parties (continued)

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 176,643 (equivalent to $65,757 as at 30 June 2015). However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 854,379 (equivalent to $318,050 as at 30 June 2015) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established. With a different notice by SDIF, the Company has been informed about seizure on all receivables of Cukurova Holding AS. including its dividend receivables Dividend payables to Cukurova Holdings AS amounting to TL1,776 (equivalent to $661 as at 30 June 2015), was paid to SDIF on 13 April 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2015 and 31 December 2014 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2015 (%)	2014 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and Development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Telecommunications	100	100
Beltur	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Global Odeme	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2015
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Subsequent events

The Company signed a share purchase agreement to acquire SCM Holdings Limited’s (“SCM”) 44.96% stake in its subsidiary, Euroasia on 26 June 2015 and the shares acquired on 10 July 2015 for a total consideration of $100 thousand. In accordance with IFRS 10 “Consolidated Financial Statements”, the transaction has been considered as an equity transaction and the deficit presenting the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to approximately TL 930 thousand will be reduced from retained earnings in July 2015. Additionally, Astelit’s borrowings obtained from and with guarantee of SCM Group have been paid in July 2015 in this regard.

Following this transaction, the Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital has been increased by $686 thousand, it utilized 2.7 million UAH (approximately $125 thousand) loans under the guarantee of the Company and obtained $66 thousand subordinated loan directly from the Company. Approximately $387 thousand of the total funds received by Astelit have been used to pay intra-group liabilities. Total cash outflow arising from the debt restructuring will be approximately $300 thousand at the Group level. Consequently, Astelit’s loan portfolio from financial institutions has been fully denominated in local currency which is UAH 3.6 million (approximately $163 thousand).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 31, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 31, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director